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04010974

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saia Burgess Electronics Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FILE NO. 82- 4810 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dlw

DAT : 3/31/04

burgess

Smart solutions for comfort and safety

Annual Report 2003

Index

This report is also available in the original German language version.
The German version is legally binding.

Image concept
The pictures and images used in this report show a wide range of applications which demonstrate how Saia-Burgess has created "smart solutions for comfort and safety" for its customers.

Imprint
Concept/editing: Peter [illegible], Consultant for Corporate Communication, Zollikon
Design concept: [illegible] Ltd., Zurich
Photographs: Walter Fogel, Angelbachtal (D)
Timeline: Getty Images, Keystone, Zurich; CERN, Ford, IBM, NASA, Polaroid, VW
Lithography/printing: DAZ, Zurich
3/2004

Saia-Burgess
Profile

The human requirement for comfort and safety is central in driving technological progress. Our activities are inspired by this:

Smart solutions for comfort and safety.

Who

We are a successful international Group focussing on expanding segments of the automotive, industrial and infrastructure automation markets. As a supplier, our core competency is the development of innovative solutions that integrate software, electronic and electromechanical technologies.

What

We want to be a leading supplier in our target market segments. Our global brand stands for innovation, reliability and value. Respecting ethical principles, we create sustained added value for all of our interest groups – employees, customers, shareholders.

How

Together with our customers, we develop solutions that increase comfort, safety and economy. In Europe, America, Africa and Asia we manufacture switches, sensors, motors, solenoids, electronic controllers and sub-systems, which we market worldwide.

saia-burgess

Smart solutions for comfort and safety

Financial Highlights

Key ratios

All data in %	2003	2002	2001	2000	1999
Sales growth	4.6	2.2	19.8	17.7	16.8
EBITA margin	7.9	9.1	8.7	10.4	10.1
Net income margin	4.2	4.9	4.1	7.0	6.7
ROCE	12.0	13.5	15.4	24.1	25.0
ROE	13.9	17.7	16.3	26.9	27.2
R+D to sales	5.8	5.7	5.8	5.1	5.0
Equity ratio	40.8	37.1	31.9	41.3	38.8

Sales by division


Automotive 51.5%
Industry 39.1%
Controls 9.4%

EBITA by division


Automotive 51.2%
Industry 36.4%
Controls 10.6%
Other 1.8%

Sales by region


EU 65.5%
Other Europe 9.6%
North America 18.8%
Rest of the world 6.1%

Employees by region


EU 36.0%
Other Europe 41.7%
North America 11.8%
Rest of the world 10.5%

Sales

CHF million

500
400
300
200
100
0

1999 2000 2001 2002 2003

EBITA


CHF million
50
40
30
20
10
0
1999
2000
2001
2002
2003

Net income


CHF million
30
20
10
0
1999
2000
2001
2002
2003

Free cash flow


CHF million
25
20
15
10
5
0
1999
2000
2001
2002
2003

Research and development expenditure


CHF million
30
20
10
0
1999
2000
2001
2002
2003

Number of employees at year-end


3,000
2,000
1,000
0
1999
2000
2001
2002
2003

Saia-Burgess
Key Figures

CHF million	2003	2002	2001	2000	1999
Sales	**490.2**	**468.9**	**458.6**	**382.7**	**325.1**
Change on previous year, in %	4.6	2.2	19.8	17.7	16.8
EBITDA[1]	**62.0**	**66.2**	**62.0**	**57.9**	**48.7**
Change on previous year, in %	-6.4	6.9	7.0	19.0	22.3
as % of sales	12.6	14.1	13.5	15.1	15.0
EBITA[2]	**38.6**	**42.5**	**40.1**	**39.9**	**32.8**
Change on previous year, in %	-9.1	5.9	0.6	21.7	18.6
as % of sales	7.9	9.1	8.7	10.4	10.1
EBIT[3]	**32.9**	**37.5**	**35.1**	**39.2**	**32.5**
Change on previous year, in %	-12.3	7.0	-10.4	20.5	17.6
as % of sales	6.7	8.0	7.7	10.2	10.0
Net income	**20.8**	**22.9**	**18.6**	**26.7**	**21.7**
Change on previous year, in %	-9.3	23.1	-30.2	23.1	34.9
as % of sales	4.2	4.9	4.1	7.0	6.7
Balance sheet total 31.12.	**389.9**	**376.1**	**375.6**	**262.5**	**232.7**
Shareholders' equity 31.12.	159.2	139.4	119.7	108.3	90.2
Equity ratio, in %	40.8	37.1	31.9	41.3	38.8
Number of employees ∅	**3,009**	**2,841**	**2,898**	**2,457**	**2,126**
Change on previous year, in %	5.9	-2.0	17.9	15.6	28.8

[1] Earnings before interest, tax, depreciation and amortisation

[2] Earnings before interest, tax and amortisation

[3] Earnings before interest and tax

Video camera in supermarkets: at each point of sale a camera monitors the shopping trolley – the camera interconnects electronically. A solution from the Industry Division based on a controller from Saia-Burgess Cetronic.

Report to Shareholders
Success in a Difficult Environment

The Saia-Burgess Group has concluded the 2003 financial year with an increase in sales. Focussing on selected market segments and employing a global approach have contributed as much to this good result as have committed and motivated staff. With many new projects, innovative products and signs of market recovery, Saia-Burgess is optimistic about business development in the current year.

Overview of 2003 results

- In comparison with the previous year, Saia-Burgess Group **sales** increased by 4.6 percent to CHF 490.2 million (previous year: CHF 468.9 million). After currency adjustments, sales rose by 6.7 percent to CHF 500.0 million. The negative currency effect (mainly due to USD and GBP rate movement) amounted to CHF 9.8 million. Sales growth after currency adjustments comprised 4.5 percent internal and 2.2 percent acquisition-based (TH-Contact, Cetronic and Otehall).
- **EBITA** (earnings before interest, taxes and amortisation) fell by 9.1 percent to CHF 38.6 million (CHF 42.5 million). This was due to currency effects, which reduced EBITA by CHF 2.9 million, and initial costs of around CHF 1.7 million on production start-ups for various new projects. EBITA margin at 7.9 percent was below the previous year's value (9.1 percent).
- As a result of these charges, **net income** was 9.3 percent lower than last year at CHF 20.8 million (CHF 22.9 million).
- **Equity ratio** improved to 40.8 percent (37.1 percent).
- **Earnings per share** reached CHF 34.22 (CHF 37.71) and equity per share CHF 260.72 (CHF 228.18).
- The Board of Directors will propose to the Annual General Meeting on May 6, 2004, a **dividend** of CHF 10 per registered share, as in the previous year. This puts the payout ratio at 29.2 percent (26.5 percent).

The Board of Directors and Group Management thank all staff for their commitment, loyalty and professionalism. We recognise that, in implementing our growth strategy, our staff are the most important success factor. This gratitude, of course, also extends to our business partners, whose confidence in our products and services is the basis of sustained business success.

Active implementation of long-term growth strategy

In a difficult economic environment, with markets stagnant or in decline and unfavourable movements in currency, we have in 2003 rigorously held fast to our long-term oriented growth strategy: solid growth in clearly defined, strong growth markets of future importance, accelerated by complementary acquisitions. Achievements in 2003 show we are on the right path.

Focussing on markets with potential

We concentrate our efforts on selected market segments of future significance. We expand our market position through competency in the care for customers, with products and services that best match their needs. The success of this focussed approach to the market can be seen, for example, in the Automotive Division, where Saia-Burgess has been able to build up a position of European market leader in such application areas as air-conditioning systems, headlight adjustment and locking systems. Thanks to an increasing demand for comfort and safety – regardless of the economic situation – these are application areas with good growth potential.







Daniel Hirschi

Andreas Ocskay

Internal growth

New products and applications – and a widening geographical presence – enable us to open new markets and expand our market position.

□ Examples of new products successfully launched are the Automotive Division's stepper motors for headlight cornering units introduced in 2003 and advanced preliminary work on an adaptive headlight system.

□ We have strengthened our geographical presence in the key Chinese market by establishing our own company in Guangzhou, the capital of the economically strongest province. In summer, production started on the first stepper motors for the Industry Division's Chinese and European customers. As a result of delays due to SARS, the benefits of this production transfer only took effect in the fourth quarter of 2003. At the end of 2003, 50 employees were working in Guangzhou. The factory includes a competence centre with responsibility for adapting existing products to the specific needs of Asian customers, local production and direct sales to Chinese customers.

External growth

Targeted acquisitions enable us to open new markets and complement our product portfolio. Meticulous planning and care define our acquisition strategy: we only commit ourselves when the risks are quantifiable and the markets well known to us. Any investment or takeover must contribute to expanding or complementing our product range, strengthening our distribution, extending our know-how in areas of future importance or optimising the use of existing production capacities. In 2003, the following investments and acquisitions complemented our activities:

□ To handle the emerging Russian market, we purchased 49 percent (including an option on the remaining 51 percent) of IP-Trading Ges.m.b.H., Vienna, which has a subsidiary company in Moscow. This expanded geographical presence will, in the medium term, have a particularly positive effect on growth for the Industry Division.

□ In the first quarter, the activities of TH-Contact, which we took over in autumn 2002, were successfully integrated within our Gateshead factory (GB). High-quality switches from TH-Contact are the perfect complement to our range of industrial switches.

□ In two stages, we have acquired a 100 percent shareholding in Cetronic AG, Kirchberg (CH). The integration of Cetronic production at our Murten location (CH) allows electronic production to expand, thus enabling new applications to be launched with a higher proportion of electronics.

□ In December we took over the activities of Otehall Switches Ltd. and Otehall Tooling Ltd. in the UK. Otehall's diverse range of switches complements our product range ideally, in particular its subminiature and miniature switches together with joysticks based on microswitch and potentiometer technology. Otehall production will be integrated within our factories.

Strategic success factors

The following strategic success factors form the basis upon which our long-term growth strategy is implemented:

Market led

Focus on three divisions, defined according to the target sales markets, close to customers, industry-specific knowledge of applications and partnership with customers developed over many years.

Production

Local, close to customers, production strategy committed to quality and cost (highly automated, semi-automated or manual production as appropriate to product type, volume and technical complexity).

Products and technology

Development of innovative, new products aimed at the needs of markets and customers. Core competency: the integration of software, electronics and electromechanical engineering. Investment in research and development amounts to >5 percent of sales, on average measured over the last few years.

Costs and financial control

Tight cost control at all levels and in all areas. Monthly management figures and budget with rolling forecasts and early-warning signals.

Employees

Careful recruitment. Promotion of training for individual career development. Commensurate remuneration linked to company performance.

Global presence

Close to the customers. Production facilities and wholly owned sales companies in Europe, North America, Africa and Asia. Agents and Distributors in other important markets.

Customer satisfaction

The success of Saia-Burgess depends directly on customer satisfaction. This requires closeness to customers, spending time and effort on their specific needs, and undertaking to supply them with the right quantity, at the right time, in the right quality, and at competitive prices. These requirements are guaranteed by systematically monitoring all processes that affect quality, and correcting any deviation. Quality assurance processes, activities and measures are evaluated, specified, documented and implemented in accordance with the required standards ISO 9001, ISO/TS 16949 and ISO 14000.

Production flexibility

Our research and development is directed towards the demands of the market and the needs of our customers. We develop innovative products and – in close cooperation with customers – new, customised solutions. Depending on product type, manufacturing volume and technical complexity, we employ highly automated, semi-automated or manual production methods. This ensures a high degree of production flexibility and cost-optimised production. The Automotive and Industry Divisions have their own production locations that each specialises in one or other of these production methods. In this way, the demands of the market can be met by manufacturing products flexibly and at competitive costs.

Distribution channels further expanded

Group-wide, around 250 of our 3,000 employees are in direct contact with customers, suppliers and external development partners. They are experienced specialists who, in our 23 sales companies and Automotive Tech Centres throughout Europe, America and Asia, provide active customer care and expert advice. In addition, agents, distributors and system integrators are available worldwide. The maintenance and development of long-term, reliable customer relations is based on the principle of thinking globally and acting locally.

For the Industry Division, 2003 saw a particular accent on the expansion of the distributor market. Standard products from the Division's overall product spectrum are marketed through established, specialised distribution channels.

Generally, the Controls Division deals directly with OEM customers, but for significant project business trades exclusively through a network of over 400 independent system integrators, a large number of which have a partnership contract with Saia-Burgess. System integrators are specialist engineering companies across Europe who are distinguished by their competency and proximity to customers.

Creating sustainable added value

Saia-Burgess has set itself the aim of creating sustainable added value for all its interest groups. Sustainability (economic, social and ecological) has been systematically integrated within corporate activity as a fundamental corporate position. A dedicated chapter (see page 33) sets out the principles we follow and means we employ in pursuit of sustainable development. We have defined the following economic target values, which we aim to achieve averaged over several years:

- Annual sales growth rate >10 percent,
- EBITA >10 percent and net income >7 percent of sales,
- Return on capital employed (ROCE) of >17 percent*,
- Return on equity (ROE) of >15 percent* and payout ratio between 15 and 25 percent.

*The target values have been adjusted owing to the inclusion of goodwill in the relevant calculations.


Sales increase
%
20
15
10
5
0
1999
2000
2001
2002
2003
Target (average over several years): >10%.


EBITA margin
%
15
10
5
0
1999
2000
2001
2002
2003
Target (average over several years): >10%.


Net income as % of sales
%
10
5
0
1999
2000
2001
2002
2003
Target (average over several years): >7%.


ROCE
%
25
15
5
0
1999
2000
2001
2002
2003
Target (average over several years): >17%.


ROE
%
30
20
10
0
1999
2000
2001
2002
2003
Target (average over several years): >15%.


Payout ratio
%
40
30
20
10
1999
2000
2001
2002
2003
Target (average over several years): 15 to 25%.

Patchy market development compensated

The increase in sales of 4.6 percent compared with the previous year (6.7 percent after currency adjustments) is the result of our risk distribution strategy. Overall, across the markets and geographical regions where we operate, it was possible to offset patchy development reflected in figures for the three divisions. The success of all three divisions essentially depends on their ability to develop new, forward-looking, innovative products and solutions that match the needs of their customers.

The Automotive Division, which is predominantly active in Europe, benefited despite a slight decline in vehicle production both from further growth in the comfort- and safety-related fields of air-conditioning equipment and headlight adjustment, and from increasing sales in the luxury car segment. Sales compared with the previous year increased by internal growth alone by 8.3 percent to CHF 252.5 million (CHF 233.2 million). EBITA at CHF 19.8 million is around the previous year's level (CHF 20.0 million), influenced by negative currency effects, the initial costs of various project start-ups and an environment of price competition.

The Industry Division, with its main geographic presence in Europe and North America, almost held sales to the previous year's level with CHF 191.8 million (CHF 193.1 million). Compared with the previous year, EBITA declined by 11.5 percent to CHF 14.1 million (CHF 15.9 million). The reasons for the decline in EBITA are to be found in negative currency movement, the build-up of the factory in China and the difficult economic situation. The complementary acquisitions of TH-Contact, Cetronic and Otehall, which became effective in 2003, contributed CHF 10.2 million to divisional sales. In Europe, sales rose slightly after acquisition adjustments but, in the American market for capital goods, the Division was still confronted with a difficult economic environment. The positive development in fourth quarter sales for 2003 is a sign of recovery in the market.

The Controls Division, which mainly trades in Europe, successfully withstood the sluggish market climate that continues to prevail in the capital goods markets and a weak construction sector. The Division increased sales over the previous year by 7.8 percent to CHF 45.9 million (CHF 42.6 million) and increased EBITA by 54.1 percent to CHF 4.1 million (CHF 2.6 million). This positive result is due to the introduction in earlier years of a process to develop new, innovative products, and to the successful activities of a Europe-wide network of more than 400 Saia PCD system integrators.

Investment creates potential for the future

Our investment in tangible fixed assets and in research and development amounts each year to at least 10 percent of sales. In this way, we safeguard the future success of Saia-Burgess. In 2003 the emphasis was on expansion of geographical presence (Russia, China), complementing our range of products and technologies (TH-Contact, Cetronic, Otehall), expanding production capacity (Hatvan, Murten, Guangzhou) and distribution channels (distributors, system integrators) as well as launching new products (cornering lights and door locking systems). In 2003 initial costs arose on the start-up of production for various projects, which negatively influenced the results. From 2004, these projects will have a positive effect on sales and income.

2004: positive development expected

In the fourth quarter of 2003 sales developed well and the level of orders received was encouraging, indicating some recovery in the market. We therefore assume further growth for 2004. The target for the current year is to improve profitability.

As far as operations are concerned, the following tasks are central to our activities in 2004:

- To improve profitability in North America,
- To further transfer production in the Industry Division,
- To ensure the successful start-up of new projects in the Automotive Division,
- To further expand our factory in Guangzhou,
- To further improve the Industry Division's distribution channels.

Investment planned for the current year includes among others expanding production capacity at the Hatvan factory in Hungary.

Thanks

On behalf of the Board of Directors, we thank our shareholders for the continued confidence they have shown in our company also in 2003.

A. Ocskay

Andreas Ocskay
Chairman of the Board
of Directors

Daniel Hirschi
Chief Executive Officer and
Delegate of the Board of Directors

The Saia-Burgess Share Significantly Better than SPI

In 2003 the Saia-Burgess share price developed significantly better than the SPI. From January 1, to December 31, 2003, the SPI rose by 22 percent, whereas the Saia-Burgess share price rose by 39 percent. From a low of CHF 215 in March 2003, the share price recovered to reach a high of CHF 472 by the year-end.

Share capital

The share capital of Saia-Burgess Electronics Holding AG amounts to CHF 30,537,500. It is divided into 610,750 registered shares, each with a nominal value of CHF 50. The shareholders' structure and the share capital structure are presented in details in the "Corporate Governance" section (page 37).

Stock market trading

The registered shares are quoted on the SWX Swiss Exchange under securities number 873861. The stock market symbol used by Telekurs, Reuters and Bloomberg is SBEN.

Stock market prices (CHF)

	2003	2002	2001	2000	1999
High	472.00	520.00	705.00	790.00	560.00
Low	215.00	323.00	330.00	553.00	314.15
Year-end	472.00	340.00	480.00	630.00	560.00

Stock market capitalisation (CHF million)

	2003	2002	2001	2000	1999
High	288	318	431	482	342
Low	131	197	201	337	192
Year-end	288	208	293	384	342

Development of stock market share price, January to December 2003


CHF
500
450
400
350
300
250
200
1/03
2/03
3/03
4/03
5/03
6/03
7/03
8/03
9/03
10/03
11/03
12/03

Source: Datastream

— Saia-Burgess registered share
— SPI
— Vontobel Small Cap Index

Share indicators (CHF)

	2003	2002	2001	2000	1999
Earnings per share	34.22	37.71	30.55	43.72	35.52
Diluted earnings per share	34.13	37.68	30.49	43.31	35.45
Equity per share	260.72	228.18	196.30	177.60	147.90
Dividend per share	10.00[1]	10.00	10.00	10.00	8.00
Payout ratio, in %	29.2	26.5	32.7	22.9	22.5

[1] *Application to the Annual General Meeting on May 6, 2004*



Climate control equipment in top range cars: There is increasing demand for even smaller, lighter and cost effective equipment with electronic communication. The Automotive Division offers new, attractive solutions with the "Matchbox" actuators.

Innovation
Car Headlights

The automotive industry's quest for greater comfort and safety has, in recent years, attached special importance to car headlights. The improvements achieved are hard to miss: from xenon lights, cornering lights in use since 2003 to adaptive front light system (AFS), which will be in use from 2006. The following summarises the main findings of a market study carried out in spring 2003, which examined how the European headlight market is developing.

Car headlights

For decades, car headlights were the poor relation of automotive engineering when it came to development, despite the facts that 25 percent of all journeys are made at night, 40 percent of all serious accidents and 50 percent of all fatal ones happen at night. Additionally, an opinion poll conducted among car drivers revealed that 84 percent would be interested in a night view system. At the beginning of the seventies, halogen headlamps brought an initial improvement to lighting power, which was then massively increased after 1995 by the xenon light. The requirement of xenon lights for automatic headlight adjustment opened up a completely new application segment for stepper motors in the automotive market.

Headlight adjustment

Stepper motors regulate powerful xenon lamps in their vertical plane to provide optimum road illumination without dazzling oncoming traffic. **Manual** regulation involves adapting lights to the load state of a vehicle by adjusting a drive using a manual wheel. **Automatic** headlight adjustment (compulsory under EU regulations when xenon lamps are used) uses sensor technology to check vehicle position and correct headlamp orientation when the motor starts up. **Dynamic** regulation, in addition, corrects headlight position when the vehicle accelerates and brakes.

Cornering lights

Stepper motors are used for 90 percent of cornering light applications, adjusting headlamps in the horizontal plane so that the cone of light follows the road when negotiating a bend. During the manoeuvre, overall cornering view and field of vision are substantially improved, without dazzling oncoming traffic. Headlights are controlled electronically, by means of rotational or linear stepper motors.

Adaptive front light system (AFS)

The adaptive front light uses stepper motors or solenoids to adjust various lighting functions: adapting the light cone for journeys in towns, on country roads, motorways or in bad weather. The traffic situation and vehicle environment are registered by sensors. Optimum illumination of the road surface and surroundings is fully automatic and uses a cylinder mounted in front of the reflector with four different screens. This improves cornering vision and matches the cone of light perfectly to the surrounding conditions of weather and topography. The introduction of an adaptive front light requires a change in EU regulations, which is expected for the end of 2005 or beginning of 2006.



How headlight adjustment works



Cornering lights in application

AFS types of lighting:



Town | Bad weather | Cross country | Motorway

Post Office

- Sorting equipment
- Franking machine
- Cash machine
- Credit card reader
- Vending
- Fax machine
- Printer
- Scale

Bank

- Entry control
- Alarm system
- Credit card reader
- Cash machine
- Vending
- Printer
- Money sorting
- Franking machine
- Room climate control
- Blind and shutter control

Restaurant/Café

- Coffee machine
- Extractor hood
- Refrigerator
- Dishwasher
- Microwave oven
- Food mixer
- Oven
- Gaming machine
- Till
- Credit card reader
- Drinks machine
- Vending machine



Railway Station

- Ticket machine
- Cash machine
- Vending
- Credit card reader
- Entry/exit barrier
- Blind/shutter control
- Climate control on board train
- Open door switch
- Safety switch on door and step

Building Management

- Control system in command centre
- Lighting and illumination control
- Climate control
- Waste water management
- Valve control
- Heating/fuel control
- Air flap control

Office Equipment

- Printer
- Computer peripheral
- Photo processing machine
- Franking machine
- Time clock
- Room climate control
- Blind and shutter control
- Heating/radiator control

Hospital

- Dosing pump
- Analysis equipment
- Wheelchair
- Hospital bed



The market

The market examined includes the entire headlamp unit for European passenger cars – regardless of the type of light used (halogen or xenon). The market is divided into three sub-markets: headlight adjustment, cornering lights and adaptive front lights (AFS). They in turn break down by vehicle class into four segments: luxury, upper mid-range, mid-range and small car.

Sub-markets

	Headlight adjustment Manual	Automatic/Dynamic	Cornering lights	Adaptive front light (AFS)
Market launch	Long ago	1995	2003	2005/2006
Growth forecast	Declining	Increasing	Increasing	Increasing from 2006
Market trends favoured by ...	Existing standard equipment	Development of xenon light, cornering light and AFS	▫ Customer benefit: comfort and safety ▫ Xenon development ▫ OEMs demand application	
Safety benefit for user	Manual correction of headlight (vertical)	Automatic headlight adjustment, always best-matching vehicle sload tate (vertical)	Much better cornering lighting (horizontal) combined with automatic/dynamic headlight adjustment (vertical)	Automatic illumination (horizontal, vertical and light distribution), always best-matching road situation
Drive technology used	DC motor Stepper motor	DC motor Stepper motor	Stepper motor	Stepper motor solenoid
Legal basis	None	Requirement for xenon lights	As of 2003	Amendment planned for 2006
Technical requirements	Little	High	High	High
Product life cycle	Saturated/declining	Growth	Introduction phase	Design phase
Market significance for Saia-Burgess	Insignificant	High	High	High

Sub-market segments

	Luxury class	Upper mid-range	Mid-range	Small car
Segment description f.i. some models	Mercedes M- and S-class, BMW 7, Audi A8, Porsche, Jaguar S, Ferrari	Audi A6, Mercedes E, Saab 9-5, Opel Omega, Peugeot 607	Audi A4, Ford Galaxy, Citroën Xsara, Opel Vectra, Renault Mégane, Volvo V/S40, VW Golf	Alfa 145, Ford Ka, Lancia Zeta, Opel Corsa, VW Lupo
Market share 2002	3%	8%	30%	59%
General market potential	Very small	Small	High	Very high
Growth forecast	+10%	+1%	-5%	+2%
Innovation potential	Very high	High	Low	Medium
Technical development level	Very high	High	Medium	Medium
Strategy to introduce new technologies	Innovation pioneer	Early follower	Late follower	Late follower
Technology life cycle	Introduction phase	Growth phase	Mature phase	Mature phase


New cars equipped with cornering lights as
% of sub-market segments (own prediction)


80
70
60
50
40
30
20
10
0
2003
2005
2007
Luxury class
Upper mid-range
Mid-range
Small car



Gemini drive

Large potential for Saia-Burgess

Development of market volume in the cornering light sub-market, particularly since the increase from 2005 to 2007 in the high volume small and mid-ranges, shows that this sub-market has strategic future importance for Saia-Burgess. In addition, the cornering light module will be the basic module of the future, spurring on technology in the headlight market. Stepper motors are destined to be the preferred drive for cornering lights.

Cornering light

Since the EU approved electronically controlled cornering lights at the beginning of 2003, Saia-Burgess has supplied rotational and linear stepper motors for cornering lights in mid-range and luxury cars, such as the BMW 3 and 5 series, Mercedes E-class and the Opel Signum. In 2004 cornering lights will also be fitted to models in lower price ranges, such as the Opel Astra. Important customers of Saia-Burgess are working on the assumption that, over the next few years, cornering lights will gain acceptance as a measure to improve road safety not only in Europe but throughout the world and in all categories of vehicle.

Adaptive front light (AFS)

The adaptive front light, approval of which is expected for 2006, is another area where Saia-Burgess intends to be at the forefront with the market launch. Accordingly, preliminary work is well advanced on the adaptive front light. Just seven months of development time have resulted in the new Gemini drive. The basic motor is a 22 mm "Matchbox" stepper motor, upgraded to a high-temperature version for direct mounting in the headlamp. The drive has a worm/spur gear mechanism and one of the Industry Division's XC high-temperature switches built into its housing. It is driven by the customer's own bus electronics, also accommodated within the drive housing.

Shopping

- Alarm system
- Blind and shutter control
- Refrigeration control
- Drink and snack machine
- Vacuum cleaner
- Coffee machine
- Refrigerator
- Microwave oven
- Water boiler
- Point of sale
- Vending

Hotel

- Door system
- Heating valve
- Mixer valve
- Water boiler
- Credit card reader
- Printer
- Vending

Warehouse

- Mechanical handling
- Fork lift truck
- Alarm system
- Entry control
- Printer


Lift
Control system
Door safety switch
Manual operating switch
Car Park
Control system
Entry/exit control
Air quality monitoring
Ventilation equipment
Lighting control
Car
Interior lighting
Temperature sensor
Air quality sensor
Oil sensor
Door locking system
Headlight adjustment
Brake system
Climate control

Where 'Smart Solutions' from Saia-Burgess are to be found

Our products can be found in a myriad of applications that we see and use daily. This picture of a shopping and leisure centre in Oberhausen, Germany, demonstrates just this point. The innovative solutions we offer ensure the highest standard of comfort and safety in many applications depicted.

Automotive Division
Clear Growth and Significant Potential

In the EU and NAFTA countries, where the automotive industry will grow only moderately in the future, development will be influenced by two trends: one is the call for ever new vehicle concepts, which will trigger a push for growth in the supplier industries; the other is the constantly increasing equipment needs of all vehicle classes, especially in the fields of comfort and safety. Both trends will positively influence growth in the Automotive Division over the coming years.

Key figures (CHF million)

	2003	+/–	2002	2001	2000	1999
Sales	252.5	+8.3%	233.2	205.4	192.9	157.1
EBITA	19.8	–1.0%	20.0	16.0	14.8	9.5
Investment	16.2	+34.3%	12.0	13.4	17.6	12.9
Development costs	13.0	+3.1%	12.6	11.8	9.3	7.5
Number of employees	1,590	+21.9%	1,304	1,265	1,136	1,002

Sales compared with the previous year rose through internal growth alone by 8.3 percent to CHF 252.5 million (CHF 233.2 million). EBITA at CHF 19.8 million is around the previous year's level (CHF 20.0 million), influenced by negative currency effects, the initial costs of new project start-ups and an environment of price competition. The 21.9 percent increase in the number of employees is mainly due to expansion of the Hatvan factory in Hungary.

Sales by main application area


Climate control 55%
Headlight adjustment 9.5%
Door locking 18.0%
Other 17.5%

Sales by country/region


EU 74.6%
Other Europe 6.8%
NAFTA 13.6%
Rest of the world 5.0%

Development of the automobile market ...

In 2003 as in the previous year, approximately 54 million vehicles were produced worldwide. In 2010 it will probably be 64 million. The main growth in volume over the next ten years will primarily occur in Asia, eastern Europe and Latin America. The pressure on manufacturers and industry suppliers to constantly launch new vehicle concepts in saturated markets will trigger far-reaching changes in this industry.

... and its effect on industry suppliers

Greater vehicle diversity demands new, modular vehicle structures from OEMs (original equipment manufacturer). This will give industry suppliers a real stimulus for growth, because they will be able to develop and produce vehicle subsystems, modules and components to an even greater extent. Estimates assume that, from a current total of 10,000 suppliers worldwide, only around 2,000 will be left in 2010 and that there will be between 250 and 450 system suppliers. Among them will be Saia-Burgess, with its well developed competencies, global presence and production capabilities in low-wage economies. Further growth potential is open to Saia-Burgess in the NAFTA zone. The first phase of this will be to supply European-made actuators to the North American production facilities of European manufacturers (transplanting). In the second phase, we aim to penetrate the market with products specifically suited to the American market.

Areas of activities

The three main application areas (climate control, headlight adjustment, locking systems) generate over 80 percent of Automotive Division sales. Other application areas are switches for interior lighting and consoles, together with switches for seatbelt locking systems.

Climate control

Products and applications

The two main products for this market are actuators for valve flaps and sensors for measuring air quality and temperature. Actuators are used to regulate air distribution in a vehicle and sensors to control temperature and measure air quality inside and outside the vehicle.

Strategy

Europe: Saia-Burgess wants to maintain its position as European leader in the supply of flap actuators for air-conditioning systems. By investing strongly in research and development, new techniques are being developed so that both stepper motors and DC motors can be offered. The past two years have seen significant expansion in sales to the five leading suppliers of air-conditioning equipment.

NAFTA: Saia-Burgess will modify existing European products to the requirements of North American transplants and develop products specifically for North American applications.

Growth potential

Europe: The following factors determine market growth:

- The number of cars fitted with air-conditioning systems is growing.
- Mid- to upper-range vehicles are using more actuators per air-conditioning system.

NAFTA: The market has stabilised at a high level. Longer-term growth potential for Saia-Burgess lies in entry to the market, first with European transplants and, in a second phase, with DC actuators specially developed with North American needs in mind.

Market trends

The trend is towards smaller, lighter and more economic motors with electronic communication, especially for luxury class air-conditioning systems. New competitors are active in stepper motor technology, an area in which Saia-Burgess is ahead with a newly developed product range. These new actuators are to go into production by the beginning of 2004.

Market share

Europe: 70 percent of the 15 million cars produced annually are equipped with air-conditioning systems. This corresponds to approximately 52 million actuators in total. Saia-Burgess, with more than a 35 percent market share, is the clear market leader. The most important competitors in this market are Bosch and Bühler. Saia-Burgess' stepper motor production has more than tripled in the past six years from 6.4 to 20.5 million.

NAFTA: 98 percent of the 16.5 million cars produced annually are equipped with air-conditioning systems. This represents around 16 million vehicles using on average 2.5 actuators each (mainly DC motors, with some initial stepper motor applications) for air-conditioning systems. Of 40 million actuators sold overall, Saia-Burgess had a 4 percent share (transplants only). Important competitors are CEI, Bühler, TRW and Eaton.

Worldwide, the air-conditioning actuator market is currently 20 percent stepper motors and 80 percent DC motors, with a rising tendency towards stepper motors. In the drives field, Saia-Burgess is known as an industry supplier for both DC motors and stepper motors, also bringing into play its experience with gears and electronics.



Motor vehicles: Using the EKT latching system to operate the doors: the latch is delivered as a sub-system by Saia-Burgess.

Headlight adjustment

Products and applications

Headlight adjustment actuators are used in cornering lights to regulate high-power xenon lamps in the vertical and horizontal planes, so that the driver has the best possible view of the road. Integrated electronics allow connection to a bus system.

Strategy

Saia-Burgess wants to maintain its leading position for dynamic headlight actuators in the segments of headlight adjustment and cornering lights. This will be achieved by developing products with innovative technologies.

Trophy of Excellence

Hella, the automotive industry supplier and an important customer of Saia-Burgess, has been awarded the prestigious "Trophy of Excellence" for technology and innovation by the Italian automotive market research organisation GIPA. The award pays special tribute to Hella's innovation and market leadership in electronically controlled cornering lights. Hella is the first supplier in the world to put various types of cornering headlight systems into mass production.

Growth potential

Significant growth potential exists in Europe for applications with headlight adjustment and cornering lights (see also the detailed report on pages 14 and 15 of this Annual Report):

- Increased market penetration of adjustable xenon headlights;
- 2003 market launch of new cornering light technology, initially in mid- and upper-range vehicles with xenon lights;
- Introduction of cornering light technology extended to standard halogen lamps, and to all classes of vehicle.

Market trends

The trend is towards smaller, lighter and more powerful actuators, equipped with electronics and bus interfaces. Additional demand for actuators will result from a new technology that regulates the cone of light from a headlight depending on the speed of travel. Overall the number of actuators used per headlight will increase from one to a maximum of three.

Market share

With an estimated market share of 60 percent, Saia-Burgess is number 1 in Europe for dynamic regulation.



Motor vehicles: Saia-Burgess is a leader in the supply of light beam width regulation equipment and dynamic headlight control motors. The picture shows the ELD 401 motor.

Locking and latching systems

Products and applications

The main products are microswitches and microswitch sub-systems for door locks. Their function is to determine the status of the latching mechanism and actuate individual latching functions.

Strategy

Saia-Burgess wants to be Europe's number 1 in the market for door locking sub-systems. By working with the main manufacturers of door locking systems, Saia-Burgess has, in the past three years, won important contracts for sub-systems and become one of the leading suppliers in this market.

Growth potential

The door locking segment offers Saia-Burgess good growth, because sub-systems generate significantly higher value than individual switches.

Market trends

Manufacturers of door locking systems expect more from switch producers in the areas of design, production and assembly for complete door locks. This means that switch suppliers must in future also master such complex production methods as coating, lead-frame and innovative moulding/casting technologies.

Door locking sub-system for Opel Zafira/Astra



From customer enquiry to production start-up in the first quarter of 2004 took just 18 months for the EKT (EBS) Delta switch sub-system, which is destined for the door lock on the Opel Zafira/Astra platform. Important milestones were the design presentation, the production of prototype tools, the production and testing of samples, the manufacture of production tools for press parts and for plastic injection mouldings, and the design and installation of an assembly line with an annual production capacity of four million pieces. Coping with these complex tasks in a short time was only possible because resources were used from different production locations. The sub-system design and assembly line were developed in Oldenburg, while the Murten location worked on the tools and injection moulding technology. The fact that everything was developed internally, from the metal press parts to the microswitch and sub-system assembly, brought a decisive benefit in development time and costs. In total over the next five years, approximately 20 million switch sub-systems will be produced.

Outlook

2004 can be tackled with confidence. Investment over the past two years in new products and applications will have a positive effect on business. New projects started in 2003 should come to full fruition in 2004 and contribute to the achievement of double-digit sales growth. Intensive pressure on prices will continue. Improvements in productivity and the launch of new products will enable Saia-Burgess to remain competitive in the market.

Industry Division
Potential in All Its Markets

The Industry Division has solid growth potential in the areas of comfort and safety. In Europe the replacement of existing technologies with new, innovative solutions and the integration of newly acquired products into existing and new distribution channels are central to this potential. In Eastern Europe and Asia the domestic appliance markets in particular offer considerable opportunities. In North America additional potential exists for switches and motors.

Key figures (CHF million)

	2003	+/–	2002	2001	2000*	1999
Sales	191.8	–0.7%	193.1	208.2	145.2	107.9
EBITA	14.1	–11.5%	15.9	16.7	20.6	14.6
Investment	6.7	–5.3%	7.1	10.2	7.1	6.6
Development costs	8.8	+4.2%	8.5	8.5	4.4	3.6
Number of employees	1,422	+6.8%	1,331	1,428	1,125	1,075

* These amounts include reclassified electronic production and electronic products from the Controls Division to the Industry Division.

The Industry Division almost held sales to the previous year's level with CHF 191.8 million (CHF 193.1 million). In the American market for capital goods, the Division was still confronted with a difficult economic environment. After currency adjustments, sales rose by 4.2 percent to CHF 201.3 million. The complementary acquisitions of TH-Contact, Cetronic and Otehall, which became effective in 2003, contributed CHF 10.2 million to divisional sales. Compared with the previous year, EBITA declined by 11.5 percent to CHF 14.1 million (CHF 15.9 million). The reasons for the decline in EBITA are to be found in negative currency movement, the build-up of the factory in China and the difficult economic situation.

Sales by country/region


EU 52.5%
Other Europe 9.2%
NAFTA 30.1%
Rest of the world 8.2%

Main areas of activities

The Industry Division develops and produces standard and customer-specific products: switches, motors, solenoids, door locking systems, sensors, electronic products and subsystems. The Division achieves over 90 percent of its sales in five main markets: industry automation and equipment, domestic appliances, HVAC (heating, ventilation and air conditioning), vending/ticketing/gaming machines, industrial vehicles and distributors. Other areas of application are: motion control, position recognition, control and operator functions in medical technology, telecommunication and office equipment. The Division is active in Europe, North America and Asia.

Products

Sales by products


Switches 47%
Solenoids 23%
Motors 17%
Other 13%

Switches

With a 47 percent share of sales, switches form the Industry Division's largest product group. It can be divided into sub-groups: microswitches, manually operated switches and panel mounted switches. Microswitches have a 71 percent share of sales. There were regional differences in the development of sales: Europe reported a 19 percent rise, due in equal measure to internal growth and growth by acquisition. In North America sales fell by 31 percent, primarily due to currency movement, while in Asia sales rose, mainly due to the transfer of business from Europe and the USA.

Microswitches

In Europe, further expansion of market leadership was achieved exclusively through internal growth.

Strategy

- Safeguard market leadership in Europe and preserve competitiveness.
- Close gaps in the range of miniature microswitches.
- Strengthen standard and preferred types in the distributor market.
- Develop business with modules comprising switches with additional cable sets and electronics.

New products

Microswitches are classified depending on their size as: standard, miniature, subminiature or ultraminiature. Special expansion potential exists in the miniature microswitch group. In 2003 development started on a low-cost miniature microswitch (C3). It is also planned to develop a miniature microswitch with a special forced isolation system and a sealed microswitch.

Competitors

Cherry, Omron, Honeywell, Marquardt, Crouzet

Manually operated switches

Manually operated switches primarily comprise rocker and press-button switches, the bulk of which are used in domestic appliances as mains power switches. Some sliding and rotary switches are also offered, and special refrigerator buttons. 2003 saw positive development in manually operated switches. In Europe, where development of the market was modest, sales were kept stable, while in Asia further expansion was achieved in line with the positive market trend.

Strategy

- Because of the relatively small market share, concentrate on selected high-volume switches and increase their performance and competitiveness with a reengineering process.
- Examine cooperating with third-party companies to complement the range as a means of expanding market share.

New products

- A new rocker switch (Tippmatic) with integral automatic on/off electronics is primarily used in coffee machines. Equipped with a new ASIC, standard on/off times have been increased from the earlier 8 possible settings to 27 now, thereby opening up new potential applications.
- A push-button switch that was already established on the market has been redesigned to make it more competitive, adding a change-over switch function to its normal on/off function.
- Alongside the successful rocker switches, in 2003 a special push-button switch with integral automatic on/off function was developed with a well-known manufacturer of large domestic appliances. This switch can eliminate power consumption when the appliance is in stand-by mode. Prototypes are currently undergoing initial customer trials.

Competitors

Signalux, Arcolectric, Marquardt, Siber, Defond, Epiq

Panel-mounted switches

Panel mounted switches are special control switches (illuminated and non-illuminated with optional legends), emergency-off buttons and key switches primarily used by manufacturers of control panels, but also frequently used in machine and system engineering. TH products were integrated within the Industry Division and are primarily responsible for sales growth in panel-mounted switches. Since at present these products are mainly sold in the distributor market, there is still additional potential in the OEM market.

Strategy

- Retain existing channel to market (distributors) who supply the smaller OEMs.
- Use own sales companies to expand business with medium-to-large OEMs on a standardised product range.
- Develop the opportunities in the public transport market.



Domestic appliances: This fryer uses a Tippmatic rocker switch from Saia-Burgess as its mains switch.



New products

Production has started on a specially developed switch for trains.

Competitors

Télémécanique, Klöckner Moeller, EAO, Rafi

Motors

The Industry Division's motor range comprises stepper and synchronous motors (ranging in size from 13 to 60 mm) as well as the gears and control electronics that enable them, for example, to position ventilation flaps and gas and water valves. Wall heaters are one of the main areas of application, where earlier simple positioning systems for gas and water valves are being replaced increasingly by stepper motors. However, actuating drives for precise regulation are also used in many other areas of building automation, for improving energy use and operating safety functions. The fact that newly started product lines only contributed modestly to sales in 2003 is due to various factors: the effect of movement in the value of the USD and delays in the introduction of new technologies. In the current year these new products will contribute to growth.

Strategy

- Create customised added value by combining motors with drives and gears.
- Innovation centres for the most important markets in Europe and Asia, and their establishment in North America.

New products

A completely new series of drives became ready for volume production in 2003. The products complement the existing range. They will provide competitive advantages on both technology and cost. For example, a new 13 mm drive achieves higher torque than alternatives previously available on the market, despite being considerably smaller than them in size. These developments were prompted by application-specific requirements.

Competitors

Crouzet, Sonceboz, NMB, Airpax, FDK



Wall heater: Precise positioning of water valves through UCL linear drives from Saia-Burgess.

Solenoids

In 2003, the integration of solenoids in the European sales network enabled them to be offered to the large OEMs as complementary products. Projects won in 2003 will lead to future sales. Solenoids are mostly used as actuating drives and latching systems in very diverse consumer and industrial applications, for example: washing machines, refrigerators, blood analysers, all types of locking system, gaming machines and mail sorting systems.

Strategy

- Retain high share of the industrial market in the USA, while simultaneously developing new applications.
- Increase market share in Europe and Asia through measures that include among others production in Asia.

New products

In the USA, we have introduced new solenoids for proportional control applications along with standard on/off functions.

Competitors

Deltrol, GW Lisk, Magnet Schultz, Solen

Markets

Europe

Sales by application area


Industry automation and equipment 24%
Domestic appliances 23%
HVAC 21%
Distributors 28%
Other 4%

Industry automation and equipment

Application areas: machine and system engineering, industrial equipment, gates and awnings, electrical equipment, conveyor and stacking systems.

Products: switches, sensors, motors and solenoids are used for motion control, position capture, control and operation functions in industry automation. Counters, timers, control relays and customised electronic solutions control and monitor a large number of automatic processes.

Through strong sales partners in distribution and new product developments, market position has been further expanded and sales increased.



Coffee vending machine: A solenoid ensures precise dosing of coffee portions.



Domestic appliances

Application areas: general domestic appliances, microwave ovens, extractor hoods, coffee machines, dishwashers, washing machines, small appliances, hand mixers, refrigerators, hand tools, cleaning appliances, vacuum cleaners.

Products: in washing machines and dryers complete door locks are used, and also microswitches, small drives and solenoids in a variety of applications. Microswitches ensure recognition of the locking function or, as so-called float switches, measure fill levels. Solenoids are used to latch locks or as drives for electrovalves. In refrigerators, push-button switches ensure automatic light switching. Solenoids control the ice-cube dispensers in American-style fridge-freezers. Vacuum cleaners and coffee machines mainly use rocker switches and push-button switches. In filter coffee machines rocker switches are increasingly used with automatic on/off electronics integrated within the switch housing.

Focussing rigorously on main markets has brought success in the form of increased sales and expanded market share during a period of moderate market growth.

Heating, ventilation, air conditioning (HVAC)

Application areas: heating systems, instantaneous water heaters/showers, ventilation systems, air-conditioning systems, sanitary appliances.

Products: motors and solenoids are used to position ventilation flaps and valves for gas and water. Wall heaters are one of the main areas of application, where the basic positioning systems for gas and water supply of an earlier technology are increasingly replaced with precision-adjustable stepper motors. However, there are many other water supply areas in which actuators are used to exploit energy better through precise positioning, or in which microswitches realise safety functions by detecting positions.

Although sales declined, Saia-Burgess maintained its leading position in this market. The decline in sales was due to increased price pressure from Asian suppliers and delay introducing new technologies and models to major HVAC customers. This limited the effect on sales of new product lines that came on stream in 2003. In the current year, these new products will contribute to sales growth.

For example gardening tools

Our customer, a manufacturer of gardening tools, decided to use an additional V4N-sized microswitch and awarded the contract to Saia-Burgess. Barely one year after the tender was submitted, volume production started on a microswitch with cable assembly fitted in the handles of electrical tools as a universal switch. Decisive success factors for project acceptance were Saia-Burgess' international sales network (close to all the customer's decision centres, accessibility and service), product features, flexibility when adapting the technology to the customer's specific needs, and competitiveness.

Distributors

Standard products from the Division's overall product range are marketed through specialised distribution channels. These products come predominantly from the switch, timer, counter and control relay ranges. However, an increasing range of motors and solenoids is also brought to market through these channels. The Division's range of products therefore reaches a large number of application areas, some of which may still be in the development. This increases awareness of Saia-Burgess products, demonstrating their advantages at an early stage and positioning them well for preferred supplier status in any subsequent volume production.

In 2003, expanding the distributor market had priority. A targeted distribution strategy and additions to the product portfolio from the integration of TH products at the end of 2002 contributed to growth.

North America

Sales by application area


Industry automation 49%
Domestic appliances 9%
Office equipment 10%
Distributors 10%
Other 22%

Growth potential

The strongest future growth is expected in the distribution market. In industry automation and office equipment, growth is expected to be higher than in domestic appliances.

Market trends

The most important trends affecting the North American market are miniaturisation, the desire for quieter actuators and the transfer of production abroad for lower costs.

Asia

The main products in Asia are microswitches, manually operated switches for domestic appliances, and stepper motors for hand-held terminals. More and more companies are transferring their production to the Far East, or are having their appliances manufactured there by contractual partners. In China, Saia-Burgess has built its own production facility, which can manufacture motors, solenoids, microswitches and control switches. This factory serves both as a low-wage production location for North America and Europe, and as local production for the Chinese market.

Competence centres and sales

The Division improves its performance and efficiency in product development, sales and order processing by efforts to ensure that all employees and sales partners provide fast, accurate, professional service and advice for customers in all areas and at all levels.

The organisation of the Industry Division is divided between competence centres and sales & marketing. The competence centres, responsible for product development and product management, form the interface with the sales companies and distribution partners. Saia-Burgess has wholly owned sales companies in Germany, the United Kingdom, France, Italy, Switzerland,

Solenoids for vending machines

Together with a leading manufacturer of vending machines, it took Saia-Burgess less than one year to develop and put into production a new solenoid. The new product meets the specifications for almost all applications in the vending machine market, which in Europe amounts to a volume of around one million pieces per annum. The agreement with the customer provides for a minimum annual volume of 40,000 pcs.

Austria, the Benelux countries, Hungary, Hong Kong and the USA. They guarantee a flexible service for the needs of customers in their local language.

Alongside wholly owned sales companies, standard products are increasingly marketed in close cooperation with regional or interregional distributors and own-label partners. In common with these partners, interesting opportunities for e-commerce are opening up.

Outlook

On the basis of positive development identified in most markets and geographical regions during the last quarter of 2003, the Industry Division is cautiously optimistic for 2004. Over the past years we have taken important steps to reduce costs and improve competitiveness. These have not just comprised cost reductions to existing production, but also the replacement of existing products with new, more economical ones. The Division is well prepared for a share in any economic upturn.

In Europe, the Division is concentrating on the continuing integration of new product lines from TH-Contact and Otehall Switches. It has a broad customer base, which is to be further reinforced by offering customers a broader product range and giving them the chance to reduce the number of their suppliers and associated expenses.

In North America, development largely depends on whether investment will increase again for capital and durable goods, where solenoids, switches and motors from Saia-Burgess are used. The start of production on various customer projects has been deferred due to the current economic climate.

In Asia, we continue to work towards achieving the same position as with European and American OEMs. This involves designing product specifications that meet the Asian market for domestic appliances. Our Asian organisation will play an important additional role by supporting cost reduction measures for the American market.

By driving forward cooperation with catalogue and added-value distributors, whose activities are complementary to our own sales companies' OEM-oriented activities, we strengthen our presence among small to medium-sized customers. Part of the strategy is also to expand Internet presence, in response to the increasingly important use of this medium by development engineers and customers.

Controls Division

A Focussed Approach Brings Growth and Increases Profit

2003 has confirmed that the Controls Division was correct to focus on the market segments of process controls and infrastructure automation. In countries where this focus already exists, it has been possible to achieve significant increases in sales and income, despite a background of economic recession. The fact that, from 2004, all sales companies are working to this model means that further progress can be expected.

Key figures (CHF million)

	2003	+/–	2002	2001	2000*	1999
Sales	45.9	+7.8%	42.6	45.0	44.6	60.1
EBITA	4.1	+54.1%	2.6	3.6	4.1	8.5
Investments	1.0	–27.4%	1.4	1.0	1.6	1.3
Development costs	6.4	+11.3%	5.7	6.4	5.8	5.1
Number of employees	173	–	174	182	177	267

* These amounts have been adjusted for the reclassification of electronic production and electronic products from the Controls Division to the Industry Division.

The Controls Division successfully withstood sluggishness in the capital investment market and a weak construction sector. It increased sales over the previous year by 7.8 percent to CHF 45.9 million (CHF 42.6 million) and increased EBITA by 54.1 percent to CHF 4.1 million (CHF 2.6 million). The slight decline in sales in the process control market area was compensated by the increase in infrastructure automation. This positive result is due to the introduction in earlier years of a process to develop new, innovative products, and to the successful activities of a Europe-wide network of more than 400 Saia PCD system integrators.

Sales development by market segment %

70
60
50
40
30
20
10
0

2001 2002 2003

Process Controls
Infrastructure Automation

Sales by region/country


EU 70.2%
Switzerland 15.7%
Other Europa 10.9%
Rest of the world 3.2%

Products and technology

Through its continuously expanding capabilities in future-oriented technologies (such as communications technology, networking, microelectronics, software and firmware) the Controls Division contributes to the strength of Saia-Burgess' core competency – the integration of software, electronic and electromechanical technologies. The Controls Division develops the core elements of its controllers in-house. This results in high added value, flexibility and a quantifiable life cycle, with outsourced components that can be optimised. Investment in research and development is directed, according to the market trend, mainly towards the small to medium-sized controller segment, which can be networked to form large control systems. The Saia-Burgess S-Bus, an established and proven communication technology used in Saia PCD control systems, has been transferred onto the basis of new, open standards (such as Ethernet TCP/IP and Profibus) and expanded with the addition of advanced network functions.

Strategy

Dedicated control systems are developed for specific fields of application and for customers with high growth potential. OEM customers are not only supplied with standard products or custom solutions, they are equally supplied with control components to integrate within their own control systems (embedded controls). The control technology of the Controls Division is based on the characteristics and standards of programmable logic controllers.

Programmable logic controllers

In devices or automation systems, programmable logic controllers (PLCs) assume those tasks which, in humans, are carried out by the brain and nervous system. The controller's CPU (central processing unit) corresponds to the brain; the communications technology with its electrical interface cards corresponds to the nervous system. With Saia PCD software tools, software libraries and operator terminals, an entire system can be programmed simply and efficiently for any required behaviour, and then reprogrammed at any time. PLC technology guarantees a highly flexible and reliable overall system with a long service life. The special feature of a system based on Saia-Burgess controllers is its simple, flexible and powerful networking with other systems to form working groups. By linking together many small and medium-sized control systems, even large, sophisticated tasks can be solved.

Markets

Process controls

Process controls is the regulation and control of machines and devices used in the technical processes of manufacturing. The most important products are PLCs, dedicated PLC-based controllers, remote input/output stations for signals, and control terminals. Customers come from all areas of production engineering: ceramics, plastics, metal processing, vehicle construction, food and luxury items, etc. The products and services offered by Saia-Burgess are particularly attractive to manufacturers of machines and devices whose market differentiation relies on having products with an individual identity for their control engineering. Companies actively operating in after-sales business benefit from the fact that, through Saia-Burgess, they can utilise individual proprietary control technology, ensuring a strong customer bond.

Vertical integration in manufacturing industry

To remain competitive in the long term, manufacturing industry must increase the short-term responsiveness and flexibility of production, while simultaneously reducing costs. Manufacturing execution systems (MES) are seen as the solution to this problem, because they close the integration gap between two worlds: a control/regulation world at the automated field level and an IT world of enterprise resource planning (ERP). The aim of this vertical integration is full transparency and short-term interaction between the two levels. An important link between the two worlds is provided by the MES substations installed in the field, for which Saia PCD controllers, more than any other competing product, are the natural choice.

Infrastructure automation

Infrastructure automation comprises the overall technical arrangements and support systems in a building. Saia-Burgess is active in this market segment both through project integrators in the systems business and by supplying OEM customers directly. The most important products are terminals and PLC/DDC, with project business additionally requiring engineering and visualisation tools, room controllers, simple actuators and sensors. Infrastructure automation includes important sub-segments, some of which provide functions that affect people in buildings and vehicles (such as heating/ventilation/air conditioning, access, safety, comfort, lighting and hygiene), and some of which provide service and supply functions that affect processes: electricity, gas, heating/cooling, storage, local materials transport, ventilation, waste disposal and basic infrastructure. Basic infrastructure refers to the provision or delivery of water, gas, heat, electricity, traffic links, and communications networks to users of a building.



Railway stations: Heating, ventilation and lighting are regulated in railway stations by PCD1 controllers from Saia-Burgess.

Marketing

Saia-Burgess provides direct support for more than 800 leading European customers through its own sales personnel. This broad customer base represents both continuity and a good spread of risk. It also enables the company to take advantage of opportunities in many regions and markets. As a rule, OEM customers are dealt with directly, whereas all project business is handled exclusively via a network of over 400 independent system integrators, a large number of which have concluded partnership contracts with Saia-Burgess.

OEM customers are in both main markets. The proportion of OEM business is greater in process controls; the focus is on production engineering customers who want to develop their own control systems further and therefore seek a flexible, sound partner with in-house production of electronics and own development of all control elements.

Project business is centred on buildings and their equipment for people and production processes. Saia-Burgess, as the only automation supplier with a total range (terminals, controllers, software tools, visualisation software and field devices) has specialised in the service/supply infrastructure that surrounds actual processing activities. These markets are dealt with by system integrators: specialist engineering companies throughout Europe with excellent competency and closeness to their customers. Cooperation with many integrators is governed by contract and takes place under the "Controls Value Plus" name.

Market trends

Technical trends

- Power, speed and memory have lost ground recently as criteria of value due to technological advances. They are now widely available on PLC as well and presumed to be as such by customers. As a result, the PC is increasingly losing its attraction compared with PLCs.
- The new PLC includes functions that previously were only available in PCs and network controllers (switches/routers).
- The new PLC is more of a computing and communicating machine than a switching machine.


Run
Halt
Error
USB
Option
B1
S-Net
MPI
Com
PGU

Handling in an automated assembly line: Handling on this bottling-line is controlled using a Saia-Burgess PCD2 equipment.

Structural trends

- Lower growth rates adversely affect the profitability of PC-based controller companies, with large suppliers of total solutions being more deeply affected by this development than system suppliers like Saia-Burgess.
- After a long period of outsourcing, the new trend among many engineering OEMs is now towards insourcing. This opens up major potential for system suppliers like Saia-Burgess, since the OEMs will need appropriate support.

Outlook

Further development of products and technologies increases the attractiveness and competitiveness of Saia-Burgess in its traditional markets. The customer base can be expanded through new products, for example the PCS1 Compact Easy, which is of interest to customers who do not wish to program the device themselves. However, regional expansion is also expected to take place. As an initial step, the Controls Division intends to start work in the Chinese market with its own Saia PCD engineers. For 2004 the Division expects further increases in sales and income.

A case study: Lötschberg basic tunnel

In Lötschberg, Switzerland, a Basic Alpine Crossing is currently being built as part of Europe's high speed rail network. The Lötschberg Basic Tunnel, around 35 km in length, will open in 2007. Climate conditions in the tunnel, where temperatures are a constant >35 °C and humidity is >80%, place great demands on electronic equipment and systems. Air conditioning is therefore provided to all switch panels and units containing the tunnel's infrastructure technology and railway engineering control and safety components. The Controls Division has a share in the tunnel infrastructure.

The remit for tunnel safety includes fire prevention, video monitoring and escape route signalling. Proven PCD2 systems and the latest PCD3 remote I/O technologies monitor and control all air-conditioning equipment in the switch panels, recording temperature and humidity across the entire length of the tunnel, and providing communications links to central fire alarm and tunnel management systems. To cope with these tasks, highly qualified system integrators are installing 250 PCD2 and 1469 PCD3 RIO stations.

The remit for tunnel ventilation includes air conditioning for the operating centres at the tunnel mouths and for the technology units within the tunnel caverns. Overall, 21 PCD2 are being used in branch centres here, and 240 PCD2 in the substations. For Saia-Burgess, the value of the Lötschberg contract is around CHF 1.5 million. Deliveries are mainly spread across the years 2004 and 2005. Flexibility and innovation enabled the Division to succeed against the big automation concerns when these contracts were awarded.



Safety in tunnels: In order to monitor traffic flow and to regulate ventilation, lighting and safety equipment the Controls Division of Saia-Burgess offers PCD3 controllers.

Saia-Burgess Sustainability
Social, Ecological, Economic

Saia-Burgess wants to create sustainable added value for all its stakeholder groups. The concept of sustainability has therefore been systematically integrated into all the company's activities as a fundamental corporate attitude. There is continuous extension of reporting on principles, measures and the achievement of social and ecological goals. The results of economic sustainability are documented in the first section of this Annual Report and in the financial section. The business principles of the Saia-Burgess Group are published on www.saia-burgess.com (Sustainability).

Employees

Principles

- We cultivate open communication as a prerequisite for active involvement at all levels.
- We actively encourage participation in the thinking process and the submission of proposals for improvements.
- We pass common rules and raise understanding for the activity of Saia-Burgess, in order to strengthen employee identification with the company.
- We actively encourage training and the improvement of professional skills.
- We offer opportunities for promotion based upon individual merit, professional competency, education, experience and the capacity to apply to management principles, irrespective of race, colour, religion, sex, nationality or age.
- We do not tolerate any form of discrimination, nor physical or sexual harassment.
- We create a safe working environment for each employee.
- We offer competitive salaries and benefits. We set our working hours, wages and overtime payments in line with national laws and the employment terms of comparable companies.
- We respect the right of employees to join legally recognised labour unions.
- We require our employees to avoid any personal activities and financial interests that could conflict, or appear to conflict, with their commitment to their job.

Employees by region and activity on 31.12.2003

	Automotive Division	Industry Division	Controls Division	Total
Switzerland	262	196	103	561
Germany	379	267	25	671
Hungary	675	80	11	766
Other Europe	136	306	34	476
Africa	90	172	–	262
America	48	328	–	376
Asia	–	73	–	73
Group	**1,590**	**1,422**	**173**	**3,185**

	Automotive Division	Industry Division	Controls Division	Total
R&D + TC	119	93	46	258
Production	1,151	836	5	1,992
Sales/Service	32	141	86	259
Other	288	352	36	676
Group	**1,590**	**1,422**	**173**	**3,185**

Measures and results

Satisfaction

We systematically measure employee satisfaction and constantly channel the findings into our staff, management and training policies.

In 2003 a harmonised group survey of staff satisfaction was carried out for the first time, in cooperation with a specialist institute. Evaluation of the results demonstrated good values for individual motivation, satisfaction with own work, and orientation of work to performance and targets. In contrast, there was potential for improvement in staff development, not just in the area of further training opportunities, but also with such challenges as new job functions and new tasks. On the basis of survey results, measures were defined for individual companies and initiated or already implemented. The survey will be repeated in 2004.

Fundamental employee satisfaction is confirmed by the low fluctuation rate, which in 2003 reached 9 percent group-wide, and by long periods of service: an average of 20 years on reaching pensionable age.

Training

The individual companies train employees continuously, both internally and externally, in a variety of subjects. Workshops are used to exchange knowledge within the Group both regionally and internationally. In 2004 the emphasis in training will be on sales-oriented product and application training.

Safety

In all production locations, a safety officer regularly checks the safety of the working environment and is concerned with the prevention of workplace accidents. In 2003, throughout the Group there were once again no significant industrial accidents to report. In 2003 overall, one per thousand working days were lost as a result of workplace accidents. Sickness absence declined in comparison with the previous year, amounting in 2003 to an average across the companies of 3.7 percent.

Environment

Principles

- We integrate environmental policies, environmental programmes and environmental practices into each business as an element of management in all its functions.
- We pay attention in all business activities to the efficient use of energy and materials, the sustainable use of renewable resources, the minimising of adverse environmental impact and waste generation, and the safe and responsible disposal of residual wastes.
- We consider environmental implications at an early stage of new product development.
- We actively communicate to all stakeholders our commitment and conduct towards the environment.

Measures and results

Recycling

In 2003 the Group's largest plastic injection moulding plant in Murten recycled approximately 20 percent (2002: approximately 15 percent) of its thermoplastic granule waste through admixing. In the past, this waste was disposed of separately; nowadays recycling processes it into plastic granules to be used again as feedstock. The targets achieved by this method are both ecological (minimisation of waste disposal) and economic (reduction of materials' costs).

At all production locations, metal scrap is sorted by type and channelled externally into reutilisation.

ISO 14000

In 2002 the Oldenburg factory was certified as compliant with ISO 14000 and in 2003 the Gateshead factory was also certified. The aim is to have certification for all production companies by 2006, or to have them operating demonstrably in accordance with ISO 14000 principles.

Corporate Governance
Responsible Business Management

Effective corporate governance underpins the success of a company. Corporate governance safeguards the interests of shareholders, contributes to the creation of sustainable added value for all stakeholders and guarantees the balance between management, financial control and transparency. Saia-Burgess is committed to responsible business management in line with the Swiss Code of Best Practice for Corporate Governance and the appropriate international standards. The following pages contain all the relevant information on corporate governance in accordance with SWX Swiss Exchange "Guideline concerning information on corporate governance".

1 Group structure and shareholders

1.1 Group structure (on January 1, 2004)

Operational Group structure

CEO		
Daniel Hirschi	Corporate Communications and Investor Relations	Marketing

Automotive Division	Industry Division	Controls Division	North America	Finance and Controlling	Corporate Services
Marc-Olivier Lorenz	Anthony Smith	Jürgen Lauber	Theodore Ristoff	Preben Sundenaes	Peter-André Schmid
Controlling	Controlling	Controlling	Controlling	Group Controlling	Human Resources
Sales/Marketing	Sales/Marketing	Business Development	Industry Sales	Controlling Automotive	Information Technology
Business Development	Asia	Sales/Logistics	Industry	Controlling Industry	
Motor Operations	Motors		Automotive	Controlling Controls	
Motor Innovation and Competence Centre	Switches			Companies' Controlling	
Switches/Sensors	Electronic Products				

	Automotive Division	Industry Division	Controls Division	
CH	o	o		Saia-Burgess Murten AG, Murten
			o	Saia-Burgess Controls AG, Murten
		o		Saia-Burgess Cetronic AG, Murten
	o	o		MiCS SA, Corcelles (37.9%)
UK	o	o		Saia-Burgess Gateshead Ltd.
D	o			Saia-Burgess Oldenburg GmbH & Co. KG
	o	o	o	Saia-Burgess Zweigniederlassung Dreieich
		o		Saia-Burgess Dresden GmbH
	o	o		Saia-Burgess Halver GmbH & Co. KG, Halver
F	o	o	o	Saia-Burgess Paris Sarl, Paris
I	o	o	o	Saia-Burgess Milano Srl., Corsico
A	o	o	o	Saia-Burgess Österreich GmbH, Salzburg
		o	o	IP-Trading Ges.m.b.H., Wien (49%)
NL/B		o	o	Saia-Burgess Benelux B.V., Gouda
H		o	o	Saia-Burgess Controls Kft, Budaörs
	o			Saia-Burgess Ózd Kft, Ózd
	o			Saia-Burgess Hatvan Kft, Hatvan
TN	o	o		Saia-Burgess Monastir C.S., Monastir
USA	o	o	o	Saia-Burgess Inc., Vandalia
		o	o	Saia-Burgess USA Inc., Vernon Hills
CDN		o	o	Saia-Burgess Canada Co. Inc., Scarborough
CN	o	o	o	Saia-Burgess (HK) Ltd., Hong Kong
		o		Saia-Burgess Guangzhou Ltd., Guangzhou
		o		Burgess-Defond Ltd. (25%)
		o		Shenzhen SMART Micromotor Co. Ltd. (49%)

Listed/non-listed companies

Shares in Saia-Burgess Electronics Holding AG are traded on the SWX Swiss Exchange under securities number 873861. Other companies in the Group are not listed on the stock market. For details on the scope of consolidation, see page 56. For further information on the share, see page 11 of this Annual Report.

Registered office

Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, CH-3280 Murten, Switzerland.
T +41 26 672 71 11, F +41 26 672 73 33,
www.saia-burgess.com

1.2 Important shareholders

The following shareholders held more than 5 percent of the share capital of Saia-Burgess Electronics Holding AG:

	31.12.2003 Number of shares	31.12.2003 as % of share capital	31.12.2002 Number of shares	31.12.2002 as % of share capital
Chase Nominees Fiduz, London	61,195	10.01	82,146	13.45
The Capital Group Companies, Inc., Los Angeles	*	*	31,971	5.23
Vontobel Fonds Services AG, Zurich	33,779	5.53	–	–
Lombard Odier Darier Hentsch Fund Managers SA, Geneva	30,655	5.02	–	–

* Below compulsory reporting limit

Changes in the 2003 financial year

20.03.2003	UBS Fund Management (Switzerland) AG, Zurich, holds 5.16% of share capital.
03.04.2003	Vontobel Fond Services AG, Zurich, holds 5.53% of share capital.
09.04.2003	UBS Fund Management (Switzerland) AG, Zurich, drops below 5% reporting limit.
19.06.2003	Julius Bär Multistock Sicav, Luxembourg, holds 6.3% of share capital.
28.08.2003	The Capital Group Companies Inc., Los Angeles (USA), drops below 5% reporting limit.
24.09.2003	Julius Bär Multistock Sicav, Luxembourg, drops below 5% reporting limit.
05.12.2003	Lombard Odier Darier Hentsch Fund Managers SA (LODHFM), Geneva, holds 5.02% of share capital.

Shareholder structure on 31.12.2003

On December 31, 2003, a total of 1,832 shareholders held shares in Saia-Burgess Electronics Holding AG. The shares not registered amounted to 23.93 percent (146,180 shares) on December 31, 2003.

Number of shareholders	Number of shares
495	1 to 10
813	11 to 50
231	51 to 100
183	101 to 500
44	501 to 1,000
50	1,001 to 5,000
9	5,001 to 10,000
7	More than 10,001

Number of shareholders	Country
1,742	Switzerland
31	Germany
10	United Kingdom
36	Other Europe
5	USA
8	Rest of the world

1.3 Cross participations

There are no cross participations in existence.

2 Capital structure

2.1 Capital

The share capital of Saia-Burgess Electronics Holding AG amounts to CHF 30,537,500 and is divided into 610,750 registered shares with a nominal value of CHF 50.

2.2 Approved and conditional capital

See page 59 of the Financial Statements.

2.3 Capital changes

On February 1, 2002, the share capital of Saia-Burgess Electronics Holding AG was increased with a declaratory resolution by CHF 37,500 to CHF 30,537,500 from conditional capital. Capital changes are set out on page 59 of this Annual Report.

2.4 Shares and participation certificates

Saia-Burgess Electronics Holding AG has exclusively registered shares with a nominal value of CHF 50.

2.5 Profit participation certificates

There are no profit participation certificates in existence.

2.6 Transfer restriction and nominee entries

According to the articles of association of Saia-Burgess Electronics Holding AG, no individual or group holding more than 5 percent of the share capital can be registered as an authorised voting shareholder.

The Board of Directors can register nominees with voting rights, up to a maximum of 3 percent of share capital. Nominees are persons who, in the application for registration, do not expressly declare that the shares are held on their own account. Above this limit, the Board of Directors may enter voting rights for the registered shares of nominees, if the nominee concerned discloses the names, addresses and share stocks of individuals on whose account the nominee holds 0.5 percent or more of share capital. To date no such entries have been made.

2.7 Convertible loans and options

There are no convertible loans outstanding. For information on options issued, see page 43 (Remuneration).

3 Board of Directors



Richard Flury | Hans Caspar von der Crone | Daniel Hirschi | Andreas Ocskay | Peter Wirth | Rudolf Lyner

3.1 Members of the Board of Directors

Andreas Ocskay led the Saia-Burgess Group as CEO from 1988 to 2000. Since 2001, Daniel Hirschi has led the company as CEO and, from August 15, 2003, as Delegate of the Board of Directors. All other members of the Board of Directors are independent external individuals.

	since	elected until
Executive Board member		
Daniel Hirschi (*1956), Board Delegate, Swiss/Italian national HTL engineer, Harvard AMP. Joined Saia-Burgess in 1983, previous functions: Director of Business Area Switches, Director of Automotive Division, since 2001 Chief Executive Officer, no directorships held outside Saia-Burgess Group.	2003	2006

	since	elected until
Non-executive Board members		
Andreas Ocskay (*1935), Chairman, Swiss national Mechanical engineer, Economist Harvard AMP. From 1988 to 2000 CEO of Saia-Burgess Group. Directorships held on boards outside Saia-Burgess Group: ▫ Listed companies: Métraux Services SA ▫ Non-listed companies: Brocke Holding GmbH	1997	2005
Rudolf Lyner (*1944), Member, Swiss national lic. oec. University of Geneva, MBA INSEAD Fontainebleau. Advisor. From 1995 to 2002 CEO CapVis Equity Partners AG. Previous positions include among others: executive board member of Bank Leu, management functions with Swiss Bank Corporation: Head Equity Banking, Head Asset and Liability Management, Head Corporate Finance Switzerland, Head of Capital Markets Europe. Directorships held on boards outside Saia-Burgess Group: ▫ Non-listed companies: CapVis General Partner Limited, Jersey	1997	2005
Richard Flury (*1942), Member, Swiss national Business Administrator. Between 1979 and 1987 Managing Director of Kardex, Switzerland, in 1987 initiator of management buy-out and IPO of the Kardex Group, since 1987 CEO of Kardex Remstar International Group. Directorships held on boards outside Saia-Burgess Group: ▫ Listed companies: Kardex AG ▫ Non-listed companies: Bibus Holding AG, Cementia Holding AG	1998	2006
Prof. Dr. Hans Caspar von der Crone (*1957), Member, Swiss national Dr. iur attorney at law, von der Crone Rechtsanwälte, Professor of Civil and Commercial Law at the University of Zurich and member of the university management board, Chairman of Swiss Takeover Commission. University of Zurich, Zurich District Court, lecturer on civil, commercial and capital market law at the University of Zurich, associate/partner Homburger (to 1997). Directorships held on boards outside Saia-Burgess Group: ▫ Listed companies: Komax Holding AG, Vontobel Holding AG ▫ Non-listed companies: Heineken Beverages Switzerland AG (Swiss subsidiary of Heineken Group)	1998	2004
Dr. Peter Wirth (*1946), Member, Swiss national Dipl. Ing. ETH, Dr. sc. techn. Since 2004 partner of ex.tra experience transfer AG, Biel. 1991 to 2003 CEO Mikron Holding AG, 1987 to 1990 Head of Machining and Assembly System Business Area at Mikron Group, 1978 to 1986 various management functions in sales and marketing with Schindler-Digitron. Directorships held on boards outside Saia-Burgess Group: ▫ Listed companies: Rieter Holding AG ▫ Non-listed companies: various directorships of small companies	1998	2004

3.2 Other activities and ties of interest

Members of the Board of Directors exercise no other activities and have no ties of interest of any kind that would be relevant for the Saia-Burgess Group. No fundamental business relations exist between Saia-Burgess and companies represented by Board members.

3.3 Cross-connections

There is no mutual occupation of seats on the Boards of listed companies.

3.4 Election and periods of office

Members of the Board of Directors are elected by the Annual General Meeting for a period of office not exceeding three years, whereby one year represents the period of time between two ordinary Annual General Meetings. Individual periods of office are staggered. Reelection is permitted without restrictions, there is no age limit. The Chairman and Board Delegate are elected by the Board of Directors.

3.5 Internal organisation

The Board of Directors has responsibility for defining Group strategy. It also reviews the fundamental plans and objectives of the enterprise and identifies external risks and opportunities.

Quorum

The Board of Directors is quorate and can pass resolutions if at least half its members are present. Resolutions are passed with a majority of votes cast. When voting is equal, the Chairman has the casting vote. Resolutions passed on the following subjects require a qualified majority of two thirds of members: purchase of a business, sale of the business or of parts of it, appointment or relegation of members of Group Management, changes to the Standing Rules.

Meetings

The Board of Directors held three ordinary – full-day – meetings in 2003, including a two-day strategy meeting. Attendance at ordinary meetings was 100 percent. In addition, various extraordinary meetings and telephone conferences took place. The main topics of concern to the Board of Directors in 2003 were further development of strategy, future growth of the Saia-Burgess Group, possible acquisitions, and the 2004 budget.

Each year, the activities of the Board of Directors are subjected to performance evaluation and any potential improvements are highlighted.

Committees

Two standing committees support the Board of Directors in the fields of accounting and auditing (the Audit Committee) and of salary policy regarding the Board of Directors and Group Management (the Remuneration Committee). A committee is quorate when the majority of its members is present. The committees pass their resolutions with the majority of members present. Both committees are composed of qualified, external Board members.

Audit Committee

Prof. Dr. Hans Caspar von der Crone (Chairman), Rudolf Lyner and Richard Flury.

The Audit Committee supports the Board of Directors in monitoring the management of the Group, examining and making recommendations to the Board of Directors regarding the form of accounting, the organisation and content of financial control, and financial reporting to shareholders and the wider public. This committee also scrutinises the activities of the external auditing company and of the Group auditor.

In 2003 the Audit Committee met four times (including one telephone conference). Topics central to the activities of the committee in 2003 were: annual and interim accounts, financing of the Group, audit reports, pension fund obligations.

Remuneration Committee

Rudolf Lyner (Chairman), Prof. Dr. Hans Caspar von der Crone and Dr. Peter Wirth.

The Remuneration Committee assesses applications to the Board of Directors to nominate or relegate members of Group Management and defines the work contracts of the Chairman, Board Delegate and members of Group Management.

In the area of remuneration, the committee defines the salary and pension plans of Group Management, makes recommendations to the Board of Directors about the level and composition of remuneration for members of the Board of Directors, and determines the level and composition of remuneration for the Chairman, Board Delegate, and members of Group Management.

In 2003 the Remuneration Committee met three times. The main items on the agenda handled by the committee in 2003 included remuneration for the Board of Directors and Group Management.

3.6 Competency arrangements

The Board of Directors has delegated operational management of the Saia-Burgess Group to Group Management. The responsibilities of the Board of Directors and its committees, together with rules defining competences in relation to Group Management, are set out in the Standing Rules. These include, in particular: monitoring and review competences for the Board of Directors with the direct support of external consultants; and the provision of continuous, comprehensive information to all Board members. The Standing Rules may be consulted on www.saia-burgess.com (Corporate/Group/Standing Rules).

3.7 Information and control instruments regarding Group Management

Alongside a commentary on the state of business, all members of the Board of Directors receive each month a consolidated profit and loss account, consolidated balance sheet and a cash-flow statement with comments. Members of Group Management regularly participate in meetings of the Board of Directors. At each meeting, the Board of Directors is informed by Group Management of the current state of business and important business news. The Board of Directors systematically assesses business risks, at least once a year.

4 Group Management



Preben Sundenaes, Daniel Hirschi, Theodore Ristoff, Jürgen Lauber, Marc-Olivier Lorenz, Anthony Smith, Peter-André Schmid

4.1 Members of Group Management (on January 1, 2004)

Daniel Hirschi (*1956)
Chief Executive Officer and Board Delegate, Swiss/Italian national. HTL engineer, Harvard AMP. Joined Saia-Burgess in 1983, previous functions: Director of Business Area Switches, Director of Automotive Division.

Preben Sundenaes (*1948)
Chief Financial Officer, Danish national. Chartered Management Accountant. Previous work: 1980 to 1985 Contract Accounting General Manager at ITT Standard, Basle (CH). 1985 to 1991, Finance Director of Hawker Siddeley Power Engineering Ltd., Loughborough (GB). Joined Saia-Burgess in 1991.

Marc-Olivier Lorenz (*1962)
Director Automotive Division, Swiss/German national. Graduate lic. oec. HEC. 1986 to 1999 in various functions with Dana Corporation CH, UK, F, ultimately as European Sales and Marketing Director. Joined Saia-Burgess in 1999, until end 2000 Deputy Director Automotive Division.

Anthony Smith (*1960)
Director Industry Division, American national. Bachelor of Arts in Engineering Sciences. 1991 to 2000 with Tyco Electronics AMP GmbH, Bensheim (D), ultimately as Divisional General Sales Manager. Joined Saia-Burgess in 2001.

Jürgen Lauber (*1961)
Director Controls Division, German national. University of Karlsruhe, Electrotechnical Engineering. 1997 to 1999 with Endress + Hauser S.p.A. (I), member of general management, previously with Hauser Elektronik GmbH (Parker Hannifin Group (D)). Joined Saia-Burgess in 1999, until end March 2002 Deputy Director Controls Division.

Theodore Ristoff (*1938)
Director North American Activities, American national. Degree in Marketing and Business Administration from Wright State University, Dayton, Ohio. Joined Saia-Burgess in 2001, previously General Manager of Ledex & Dormeyer.

Peter-André Schmid (*1953)
Director Corporate Services, Swiss national. Graduate lic. oec. HSG. 1981 to 1985 Commercial Manager Frutiger International, Frutiger Söhne AG (CH). 1985 to 1990 Ascom (CH) Divisional Accounting and Controlling Manager, member of Divisional Management. 1991 to 1992 Haco AG (CH), Finance Director. Joined Saia-Burgess in 1992, previous functions: Finance Director of Murten Plant, Plant Director.

4.2 Other activities and ties of interest

Members of Group Management exercise no other activities and have no ties of interest of any kind that would be relevant for the Saia-Burgess Group.

4.3 Management contracts

Neither Saia-Burgess Electronics Holding AG, nor any of its Group companies, have concluded any management contracts with third parties.

5 Remuneration, participations and loans

5.1 Procedure for determining remuneration and participation programmes

The Remuneration Committee makes recommendations to the Board of Directors about the level and composition of remuneration for members of the Board of Directors, and defines the remuneration of the Chairman, Board Delegate and members.

The remuneration of the Board of Directors takes the form of a fixed payment dependent on function, with particular consideration to specific duties. Remuneration is paid in cash and in the form of share options.

The remuneration of members of Group Management takes into consideration duties, performance, state of business and the market situation. The variable proportion of remuneration depends on business success and is defined annually by the Remuneration Committee. Remuneration is paid in cash and in the form of share options.

Share option plan

To cover share options issued under the share option plan, conditional capital amounting to CHF 1,525,000 was created on entry to the stock market on May 11, 1998. Further conditional capital amounting to CHF 800,000 was created for the same purpose by the Annual General Meeting on May 8, 2003.

In accordance with share option plans from 1998 to 2003, members of the Board of Directors, Group Management and other members of management received in total 38,950 options free of charge.

According to the share option plan for the years 1998 to 2000, an option entitles the holder, after a blocking period of three years and within the subsequent two years, to purchase a Saia-Burgess share. According to the share option plan from 2001, the blocking period ends after three years at the earliest and the exercise period extends to a three-year maximum. The price at which options are exercised follows the average market price at the time of issue. The exercise of options has no effect on the profit and loss account.

Details on share option plan

	Issued 31.12.2003	Exercise price in CHF	Expiry of blocking period	Expiry of exercise period	Exercised 31.12.2003
Options	8,200	360	01.04.2001	10.05.2004	2,800
Options	2,000	400	10.05.2001	10.05.2004	1,500
Options	1,800	340	01.04.2002	01.04.2004	675
Options	7,250	650	01.04.2003	01.04.2005	
Options	5,400	575	01.08.2004	31.07.2007	
Options	8,075	433	01.04.2005	01.04.2008	
Options	6,225	295	01.04.2006	01.04.2009	
Total	**38,950**				**4,975**

5.2 Remuneration of executive officers

In 2003 a total of CHF 2,571,319 (2002: CHF 2,621,137) was paid out in cash to the executive member of the Board of Directors and to members of Group Management and 2,250 (3,200) options were issued free of charge.

Members of Group Management are entitled to use a company car and have insurance cover for old age, death and invalidity that is in line with prevailing social welfare legislation in individual countries. No contracts of employment with notice periods in excess of twelve months exist within the Saia-Burgess Group.

Non-executive members of the Board of Directors received overall remuneration of CHF 228,000 (CHF 228,000) in cash and 750 (750) options issued free of charge.

5.3 Remuneration of former executive officers

In 2003, CHF 156,457 were paid to three former executive officers.

Composition of remuneration 2003/2002

			2003			2002
	Number of people	Salaries/ fees	Number of options	Number of people	Salaries/ fees	Number of options
Non-executive members of the Board of Directors	5	228,000	750	5	228,000	750
Members of Group Management (incl. exec. member)	7	2,571,319	2,250	7	2,621,137	3,200
Former members of Group Management	3	156,457	0	3	264,847	0

5.4 Share allocation in report year

The Saia-Burgess Group exclusively allocates share options. No shares were handed over in the report year.

5.5/5.6 *Share ownership and options*

As of December 31, 2003, members of the Board of Directors and Group Management held the following shares and options:

	Number of shares	Number of options	Year assigned	Exercise price in CHF	Expiry of blocking period	Expiry of exercise period
Non-executive members of	4,903					
Board of Directors		1,500	1998	360	01.04.2001	10.05.2004
		500	1998	400	10.05.2001	10.05.2004
		1,000	2000	650	01.04.2003	01.04.2005
		750	2001	575	01.08.2004	31.07.2007
		750	2002	433	01.04.2005	01.04.2008
		750	2003	295	01.04.2006	01.04.2009
Executive member of	11,152					
Board of Directors and		2,250	1998	360	01.04.2001	10.05.2004
Members of Group Management		1,300	2000	650	01.04.2003	01.04.2005
		1,850	2001	575	01.08.2004	31.07.2007
		3,200	2002	433	01.04.2005	01.04.2008
		2,250	2003	295	01.04.2006	01.04.2009
Total	16,055	16,100				

5.7 Additional fees and payments

In the 2003 financial year no additional fees or payments were arranged.

5.8 *Executive loans*

There are no executive loans in existence.

5.9 Highest overall remuneration

The highest overall remuneration of the Board of Directors for 2003 amounted to CHF 535,600 (CHF 550,800) plus 500 (750) options for the Board Delegate and CEO. The Chairman of the Board of Directors received overall remuneration for 2003 of CHF 108,000 (CHF 108,000) plus 350 (350) options. The Chairman and the Delegate of the Board of Directors are additionally entitled to the use of a company car.

6 Shareholder rights of involvement

Shareholders in Swiss limited (AG) companies have extended rights of involvement and protective rights. The protective rights include, among others, rights of inspection and information (Swiss law governing rights and duties: OR 696, 697) the right to special examination, the right to convene a general meeting (OR 699/III), the right to raise issues, the right of appeal (OR 706 f), the right to raise responsibility claims (OR 752 ff). The rights of involvement include, above all, the right to participate in general meetings, the right to express opinions and voting rights (OR 694).

6.1 Restriction and representation of voting rights

No shareholder or group of shareholders can represent more than 5 percent of share capital at an Annual General Meeting. The Annual General Meeting can revoke both restrictions with a majority resolution.
Nominee entries: see page 37 (Capital structure).
A shareholder can arrange to be represented at the Annual General Meeting by a legal representative or, with written power of attorney, by another shareholder with voting rights, by the executive agent, the independent voting agent, or by a deposit agent.

6.2 Statutory quora

Regarding ballots, the articles of association of Saia-Burgess Electronics Holding AG do not provide for any quora that deviate from the rules set out in legislation. The articles of association may be consulted on www.saia-burgess.com (Corporate/Group/Articles of association).

6.3 Convention of the Annual General Meeting

The ordinary Annual General Meeting takes place each year within six months of the close of a financial year. Extraordinary General Meetings are convened as required by order of the General Meeting or Board of Directors, or on application from the statutory auditors, or at the written, justified request of shareholders who together represent at least 10 percent of share capital.

6.4 Agenda

The annual statement, statutory auditor's report, Annual Report, proposals to utilise net income and proposals to amend the articles of association are published with the invitation to the Annual General Meeting. Shareholders who represent shares with a nominal value of CHF 1 million may submit a written request setting out proposals for an item to be included on the agenda. No resolutions can be reached on items not announced in this way, unless through a proposals to convene an Extraordinary General Meeting or to carry out a special audit.

6.5 Entries in share register

All shareholders entered on the share register with voting rights will be admitted to a General Meeting and entitled to vote. Entries to the register of shares take place in accordance with the statutory requirements, directly following submission of the application. For organisational reasons, no new entries will be made during the 10 days preceding a General Meeting. Shareholders who dispose of their shares before a General Meeting are not entitled to vote.

7 Change of control and defensive measures

7.1 Statutory purchase offer

According to art. 32, paragraph 1 of the federal law (BEHG) governing stock markets and stock dealing, a duty exists to submit a public purchase offer when anyone, directly or indirectly, exceeds the 33 1/3 percent threshold of voting rights, regardless of whether these voting rights can be exercised or not.

7.2 Change of control clause

If one or more persons acting together acquire more than 33 1/3 percent of the capital of Saia-Burgess Electronics Holding AG, options will be immediately exercisable, regardless of the corresponding blocking periods. Any additional taxes or duties incurred from such premature exercise are to be borne by Saia-Burgess Electronics Holding AG.

8 Statutory auditors

8.1 Period of mandate and period in office of lead auditor

The auditing company is elected each year by the Annual General Meeting.

PricewaterhouseCoopers AG were elected as statutory auditors in 2003 for the first time. The lead auditor, Felix Roth, also took office in 2003.

In order to emphasise the independence of the auditing company, PricewaterhouseCoopers AG were entrusted with the auditing mandate, while Ernst & Young AG, who had formerly been responsible for auditing, tax consultancy and other advisory work, since 2003 provides consultancy services outside the auditing function to the Saia-Burgess Group.

8.2 Auditing fees

For the 2003 financial year, fees to PricewaterhouseCoopers AG amounted to CHF 546,500.

8.3 Additional fees

PricewaterhouseCoopers AG charged CHF 18,000 for consulting fees in the 2003 financial year.

8.4 Supervision and control instruments relating to audits

The external auditors carry out their work within the legislatory framework and according to the principles of their profession, as required by the circumstances. On the instructions of the Audit Committee, the external auditors also carry out additional work examining key risks identified by the Audit Committee. Group Management and the Audit Committee are regularly informed of findings and proposals for improvements. The lead auditor participated in two meetings of the Audit Committee.

9 Information policy

Rhythm and form of information

Saia-Burgess Electronics Holding AG has an open, up-to-date information policy that treats all target groups of the capital investment market equally. Alongside the full Annual Report and Interim Report, quarterly reports are also published with sales, EBITA and profit figures. The Group Statement is drawn up according to the guidelines of IFRS (International Financial Reporting Standards). In addition to the financial results, Saia-Burgess Electronics Holding AG provides regular information in the form of media bulletins and shareholder letters about current changes and developments. Complete company data can also be obtained from www.saia-burgess.com. The official journal for company announcements by Saia-Burgess Electronics Holding AG is the "Schweizerische Handelsamtsblatt".

Duty of ad hoc publication

As a company listed on the SWX Swiss Exchange, Saia-Burgess Electronics Holding AG is obliged to publish information that is relevant to its share price (ad hoc publication, art. 72 of rules governing quoted companies "Kotierungsreglement"). These rules can be viewed under www.swx.com/admission/listing_rules_de.html.

In 2003 Saia-Burgess Electronics Holding AG had no cause for ad hoc publication.

Contact for shareholders, media and analysts

Valeria Poretti-Rezzonico, Head of Corporate Communications and Investor Relations,
T +41 26 672 72 04, v.poretti@saia-burgess.com

Agenda

20.04.04: Report on the 1st quarter 2004
06.05.04: Annual General Meeting in Murten
03.08.04: Interim Report 2004
19.10.04: Report on the 3rd quarter 2004



Saia-Burgess Group
Financial Statements

Index

Saia-Burgess
Key Figures

CHF ,000	2003	2002	2001	2000	1999
Sales	490,248	468,874	458,562	382,692	325,069
Earnings before interest, tax, depreciation and amortisation (EBITDA)	62,005	66,227	61,962	57,929	48,693
as % of sales	12.6%	14.1%	13.5%	15.1%	15.0%
Earnings before interest, tax and amortisation (EBITA)	38,597	42,472	40,118	39,896	32,795
as % of sales	7.9%	9.1%	8.7%	10.4%	10.1%
Earnings before interest and tax (EBIT)	32,898	37,529	35,087	39,170	32,508
as % of sales	6.7%	8.0%	7.7%	10.2%	10.0%
Personnel costs	153,084	147,856	151,005	130,912	116,653
as % of sales	31.2%	31.5%	32.9%	34.2%	35.9%
Added value/employee cost	1.8	1.9	1.9	1.9	1.9
Research and development expenditure	28,240	26,845	26,738	19,516	16,182
as % of sales	5.8%	5.7%	5.8%	5.1%	5.0%
Depreciation of tangible fixed assets as % of the average net book value	18.2%	18.2%	17.3%	16.1%	16.7%
Investments in tangible fixed assets	23,943	20,907	24,580	26,321	20,784
as % of sales	4.9%	4.5%	5.4%	6.9%	6.4%
Cash flow from operating activities	49,257	42,876	33,683	38,705	20,911
Free cash flow (excluding acquisitions)	26,350	22,681	9,463	12,426	402
Operating capital employed	271,929	274,425	282,582	167,337	148,287
Equity ratio	40.8%	37.1%	31.9%	41.3%	38.8%
Interest cover (EBIT/interest expense, net)	7.5	6.4	3.6	11.5	11.7
Net income	20,786	22,928	18,618	26,671	21,666
as % of sales	4.2%	4.9%	4.1%	7.0%	6.7%
Number of shares issued	610,750	610,750	610,750	610,000	610,000
Earnings per share CHF [1]	34.22	37.71	30.55	43.72	35.52
Diluted earnings per share CHF	34.13	37.68	30.49	43.31	35.45
Cash flow per share CHF [1,2]	81.69	84.53	74.61	74.48	62.05
Number of employees as at December 31	3,185	2,809	2,875	2,438	2,344

[1] Based on weighted average number of shares issued less treasury shares.
[2] Defined as net income plus depreciation and amortisation, divided by average number of shares.

Saia-Burgess Financial Overview

Overview of results

Economic environment

For most of 2003 the global markets remained difficult and it was increasingly challenging to meet the targets set as the economy changed very rapidly. As a consequence capital investments were delayed and consumers especially in Europe held back purchases. However, during the last quarter of 2003 the economy began to recover and this recovery has continued into the early part of 2004. Asia in the first half year was affected by the SARS epidemic, however, after a short period of time the region continued with its aggressive growth rate.

In spite of the downturn in economic conditions the Group's results are satisfactory with significant internal growth rates in the Automotive and Controls Divisions. During the year, two businesses were acquired to complement the existing product ranges of the Industry Division. The Group further expanded production in low-cost countries.

In 2003 non-recurring costs occurred due to the set-up of new production facilities in Hungary and China. The introduction of new products also resulted in additional operating costs. Overall non-recurring costs amounted to approximately CHF 1.7 million.

Results for the year

Sales

In 2003, the Group's sales rose by 4.6% to CHF 490.2 million (2002: CHF 468.9 million).

Growth excluding acquisitions, and measured in local currency was 4.5%.

Acquisitions contributed CHF 10.2 million (2.2%) to sales. The biggest impact on sales (CHF 8.1 million) was due to the acquisition of TH-Contact. This business was purchased in the fourth quarter of 2002 and integrated into the Group's operations during 2003. As of July 1, 2003, the Group took over the remaining 80% share of Cetronic AG. As this company was fully consolidated for the last six months of 2003, Group sales in 2003 rose by CHF 2.0 million. In December 2003 the Group acquired the assets of Otehall Switches Ltd. and Otehall Tooling Ltd. which contributed CHF 0.1 million to consolidated sales.

Exchange rate movements, in a year of continuing strength of the CHF particularly against the USD and GBP, reduced consolidated sales by CHF 9.8 million or 2.1%.



Preben Sundenaes

Sales by principal market

The growth of sales in Germany is due to a significant increase of sales in the Automotive Division, which also includes a transfer of business from France to Germany. North America was strongly affected by the exchange rate as well as by the weak economic environment mainly in the first half of the year.

In CHF million	Total 2002	Total 2003	Changes on previous year: Growth including acquisitions	Changes on previous year: Currency impact
Germany	137.7	175.7	+35.0	+3.0
France	65.8	56.9	−9.4	+0.5
Italy	33.5	36.0	+1.4	+1.1
UK	22.3	22.0	+1.0	−1.3
Other EU	31.7	30.7	−1.5	+0.5
Switzerland	22.3	23.7	+1.4	
Other Europe	24.3	23.5	−1.0	+0.2
North America	106.9	92.1	−2.7	−12.1
Asia	12.9	16.3	+5.1	−1.7
Rest of the world	11.5	13.3	+1.8	
Total	**468.9**	**490.2**	**+31.1**	**−9.8**

Gross profit

Gross profit overall increased by CHF 3.9 million to CHF 133.2 million (CHF 129.3 million). Gross margin decreased by 0.4 percentage points from 27.6% to 27.2%. Additional gross profit resulting from acquisitions of CHF 3.0 million (0.6%) was fully absorbed by negative exchange impacts of CHF 3.3 million (0.7%). Without acquisitions and excluding exchange impacts gross margin would have been 28.0%. The ongoing cost optimisation process and the good margins achieved on sales from recently acquired business of TH-Contact and Cetronic could not compensate for the higher material content which mainly arose due to the start-up of new products as well as the adverse movement of exchange rates.

EBIT

The Group's operating expenses increased by 4.9% from CHF 90.8 million to CHF 95.3 million. Measured at constant exchange rates, expenses rose by 6.7%. Efficiency and reorganisation programmes showed savings in sales and marketing where expenses were reduced by 1.3% from CHF 39.9 million to CHF 39.4 million. Owing to the high level of projects, research and development costs increased by 5.2% from CHF 26.8 million to CHF 28.2 million. Administration and other operating expenses increased by 15.0% from CHF 24.0 million to CHF 27.6 million mainly due to CHF 2.5 million (CHF 0.4 million) exchange losses realised on operations.

Cost structure of the Group

as % of sales	2002	2003
Material	42.6	43.3
Personnel costs	31.5	31.2
Depreciation	5.1	4.8
Other expenses	12.6	13.0
Operating income	8.2	7.7

Movements in key cost items showed mixed progress. Material consumption predominantly increased as a consequence of the introduction of new products in the Automotive Division. On the plus side personnel costs as a percentage of sales decreased further due to the establishment of new production sites in low-cost countries.

Other income and expense includes exchange gains on loans of CHF 1.4 million (CHF 3.5 million) and the net loss from associated companies of CHF 0.7 million (CHF 0.4 million profit). Included in the net loss from associated companies is CHF 1.8 million (CHF 1.3 million) share of the loss and goodwill amortisation from MiCS and CHF 0.8 million (CHF 1.7 million) income from the Asian companies as well as the net gain of CHF 0.3 million realised on the disposal of 25% interest in Burgess-Defond Ltd. as of July 1, 2003.

EBITA decreased by 9.1% from CHF 42.5 million to CHF 38.6 million in 2003.

Goodwill amortisation increased from CHF 4.9 million to CHF 5.7 million in 2003 due to recent acquisitions.

Net financing cost decreased from CHF 5.9 million to CHF 4.4 million reflecting lower amounts of loans, but to a greater extent a further reduction of interest rates. Due to good financial management, the margin over LIBOR on the main loans was reduced from 1.3% to 0.9%.

The Group's tax rate reduced from 27.6% to 27.0% in 2003. This was mainly due to the expansion of the German tax group and a reduction of the applicable tax rate for several other companies. At the same time the tax holiday expired for a major Hungarian company.

Net income as a percentage of total sales decreased by 9.3% to CHF 20.8 million (22.9 million) and as a result basic earnings per share amounted to CHF 34.22 (CHF 37.71). The impact of dilution was minor and amounted to CHF 0.09 per share. Earnings per share are based on the results recognised in the consolidated income statement.

Divisional performance

As in the previous years the results of the Automotive Division were of increasing importance. In 2003, Automotive Division sales were 51.5% (49.7%) of the total Group's sales and 51.2% (47.0%) on Group's EBITA.

Automotive Division

			Change on previous year	
In CHF million	2002	2003	Internal growth	Exchange impact
Sales	233.2	252.5	+20.6	−1.3
change in %		8.3%	+8.8%	−0.5%
Gross profit	49.9	50.5	+1.2	−0.6
as % of sales	21.4%	20.0%		
EBITA	20.0	19.8	+1.6	−1.8
as % of sales	8.6%	7.8%		
change in %		−1.0%		
EBIT	18.8	18.5		
as % of sales	8.1%	7.3%		
change in %		−1.5%		

Business commentary 2003

Automotive Division again significantly increased activities in 2003 despite a negative trend in the overall automotive industry. Sales grew by CHF 19.3 million to CHF 252.5 million (CHF 233.2 million). At constant exchange rates sales increased by 8.8%.

The gross margin was influenced by continuing pressure on sales prices, change in product mix, and start-up costs of various projects with production starts in 2004. This reduced the gross margin to 20.0%.

EBITA decreased from 8.6% to 7.8% of sales mainly due to negative currency impacts of CHF 1.8 million. At constant exchange rates the EBITA margin remained at the level of the previous year.

The gross margin benefited from the ongoing restructuring activities initiated over the past few years and increased from 28.0% to 29.2%. The additional gross profit achieved on the acquired business compensated for negative exchange impacts. Gross margin of 29.4% achieved on the product lines acquired was affected by non-recurring start-up costs.

The primary reason for the EBITA margin erosion was exchange rate effects with regard to the USD exchange rate against European currencies.

Industry Division

In CHF million	2002	2003	Change on previous year Internal growth	Exchange impact	Aquisition impact
Sales	193.1	191.8	−2.0	−9.5	+10.2
change in %		−0.7%	−1.1%	−4.9%	+5.3%
Gross profit	54.0	55.9	+1.7	−2.8	+3.0
as % of sales	28.0%	29.2%			
EBITA	15.9	14.1	−1.0	−2.3	+1.5
as % of sales	8.2%	7.3%			
change in %		−11.5%			
EBIT	12.1	9.6			
as % of sales	6.3%	5.0%			
change in %		−20.8%			

Controls Division

In CHF million	2002	2003	Change on previous year Internal growth	Exchange impact
Sales	42.6	45.9	+2.4	+0.9
change in %		7.8%	+5.6%	+2.2%
Gross profit	25.4	26.8	+1.3	+0.1
as % of sales	59.6%	58.3%		
EBITA	2.6	4.1	+1.7	−0.2
as % of sales	6.2%	8.9%		
change in %		54.1%		
EBIT	2.6	4.1	+1.7	−0.2
as % of sales	6.2%	8.9%		
change in %		54.1%		

Business commentary 2003

Industry Division slightly decreased sales by CHF 1.3 million (0.7%) to CHF 191.8 million (CHF 193.1 million). At constant exchange rates and excluding acquisitions sales reduced by CHF 2.0 million (1.1%). Negative exchange rate impacts attributable mainly to the weakening of the USD against the CHF and GBP amounted to CHF 9.5 million. Acquisitions of TH-Contact, Cetronic and Otehall increased sales by CHF 10.2 million (5.3%). TH-Contact provides the Industry Division with a completely new product range which ideally complements the existing range of switches.

Excluding currency impacts and acquisitions, sales to the European and Asian markets increased by 1.4% despite the fact that there was no significant economic growth in Europe and that Asia was affected by the SARS epidemic during the first half year.

Measured at constant exchange rates North American sales reduced by CHF 4.2 million mainly due to the difficult market conditions but were also hit significantly by a negative exchange conversion impact of CHF 9.1 million.

Business commentary 2003

Controls Division increased sales in 2003 by CHF 3.3 million or 7.8% to CHF 45.9 million. At constant exchange rates and excluding any acquisition impacts sales rose by 5.6%.

Gross profit increased by CHF 1.4 million to CHF 26.8 million. The gross margin slightly decreased by 1.3 percentage points to 58.3% as a result of a major project which involved the use of a subcontractor.

EBITA increased by CHF 1.5 million to CHF 4.1 million. The increase is primarily due to higher sales but a constant level of overheads.

Financial position

Liquidity and capital resources

Consolidated cash balances increased by CHF 0.3 million to CHF 23.5 million in 2003.

In CHF million	2002	2003	Changes on previous year
Operating cash flow before working capital changes	62.9	63.5	+0.6
Cash generated from operations	62.7	60.1	–2.6
Cash flow from operating activities	42.9	49.3	+6.4
Cash flow from investing activities	–24.2	–26.3	–2.1
Cash flow from financing activities	–12.2	–22.9	–10.7

Operating cash flow before working capital changes improved by CHF 0.6 million. The change is reflecting not only higher sales but as well the pressure on the cost side and especially the adverse movement of exchange rates.

Cash generated from operations included an increase in working capital from CHF 54.1 million to CHF 56.2 million in 2003. Compared to the previous year the cash requirement is reflected in higher inventory and receivables mainly due to higher sales in the fourth quarter of 2003. Increased stock levels are also attributable to inventory taken over from acquired companies and new production sites in Hungary and China.

Cash flow from operating activities included the outflow of cash for interest of CHF 4.4 million (CHF 5.9 million) and taxes of CHF 6.5 million (CHF 13.9 million). Cash out for interest reduced by CHF 1.5 million as a result of lower interest rates. The amount of taxes paid was CHF 7.4 million below the previous year, as 2002 included cash out relating to final tax assessments with respect to earlier periods.

Cash flow from investing activities increased from CHF 24.2 million to CHF 26.3 million in 2003. The amount includes CHF 23.8 million (CHF 20.4 million) of capital expenditure, dividends received from associated companies of CHF 0.9 million (CHF 0.3 million), and CHF 3.4 million (CHF 3.9 million) cash used for acquisitions net of divestments.

The increase in capital expenditure of CHF 3.4 million was mainly due to the expansion in Hungary, new automated lines for switches in Germany and an additional automated automotive motor line in Switzerland.

Net cash used in acquisitions decreased by CHF 0.5 million to CHF 3.4 million (CHF 3.9 million). The amount consists of an additional investment in MiCS (CHF 1.0 million), the acquisition of the business and assets of Otehall (CHF 2.3 million), additional costs relating to TH-Contact (CHF 0.5 million) as well as cash received for the disposal of 25% interest in Burgess-Defond Ltd. (CHF 1.3 million). Also included are CHF 0.9 million paid for Cetronic AG in 2003. Of the total purchase price for Cetronic AG of CHF 4.6 million, net of CHF 0.4 million cash, an instalment of CHF 1.2 million was paid in 2002 and the remaining amount of CHF 2.5 million is due in 2004.

Cash flow from financing activities increased from CHF 12.2 million to CHF 22.9 million in 2003. This was mainly due to CHF 0.3 million working capital loans drawn down in 2003 compared to CHF 9.2 million in the previous year as well as loan repayments of CHF 17.4 million (CHF 14.7 million).

Free cash flow, defined as cash flow from operating activities less cash flow from investing activities, excluding acquisitions amounted to CHF 26.4 million (CHF 22.7 million).

Asset and capital structure

Equity and gearing

The Group's capital structure was as follows:

In CHF million	2003	2002
Cash	23.5	23.2
Short-term debt and loans	107.7	130.3
Net debt	**84.2**	**107.1**
Shareholders' equity	159.2	139.4
Total capital employed	**243.4**	**246.5**
Gearing (net debt/shareholders' equity)	52.9%	76.9%
Net debt/total capital employed	34.6%	43.5%

The Group's net debt position further reduced as a consequence of scheduled repayments. As bank loans and borrowings are mainly taken out in USD and EUR, net exchange gains of CHF 6.3 million were significant due to the fact that the CHF strengthened versus the USD but weakened against the EUR.

The level of gearing reduced considerably by 24 percentage points as a result of lower net debt and increased retained earnings within shareholders' equity.

Preben Sundenaes
Chief Financial Officer

Consolidated Balance Sheet

CHF ,000	Notes	31.12.2003	31.12.2002
Assets			
Cash		23,489	23,162
Trade receivables	2.1	70,775	63,743
Other receivables and prepayments	2.2	17,632	15,535
Inventories	2.3	57,812	51,575
Current assets		**169,708**	**154,015**
Land and buildings	2.4	56,143	56,052
Machinery and equipment	2.4	73,651	71,035
Deferred tax asset	3.7	7,459	7,693
Goodwill	2.5	76,305	78,107
Investments in associates	2.6	6,631	9,217
Non-current assets		**220,189**	**222,104**
Total assets		**389,897**	**376,119**
Liabilities and shareholders' equity			
Short-term debt	2.7	59,484	54,304
Trade payables		53,464	44,430
Other payables and accruals	2.8	36,517	32,274
Tax liabilities		4,498	1,828
Short-term liabilities		**153,963**	**132,836**
Long-term loans	2.9	48,237	75,988
Long-term provisions	2.10	8,518	6,758
Deferred tax liabilities	3.7	19,944	21,174
Long-term liabilities		**76,699**	**103,920**
Total liabilities		**230,662**	**236,756**
Share capital		30,538	30,538
Reserves		128,697	108,825
Total shareholders' equity		**159,235**	**139,363**
Total liabilities and shareholders' equity		**389,897**	**376,119**
Operating capital employed	3.1.5	271,929	274,425

Consolidated Statement of Income

CHF ,000	Notes	2003	2002
Sales	3.1	**490,248**	**468,874**
Cost of sales		357,055	339,565
Gross profit	3.1	**133,193**	**129,309**
Sales and marketing		39,424	39,935
Research and development	3.2	28,240	26,845
Administration/other operating expenses		27,624	24,020
Total operating expenses		**95,288**	**90,800**
Operating income before goodwill amortisation and other items		**37,905**	**38,509**
Goodwill amortisation	2.5	-5,699	-4,943
Other income/expense, net	3.5	692	3,963
Earnings before interest and tax (EBIT)	3.1	**32,898**	**37,529**
Interest expense, net	3.6	4,405	5,868
Income before tax		**28,493**	**31,661**
Current taxation	3.7	8,925	3,522
Deferred taxation	3.7	-1,218	5,211
Total income taxes		**7,707**	**8,733**
Net income		**20,786**	**22,928**
Earnings per share (EPS) in CHF	4.4	34.22	37.71
Diluted earnings per share in CHF	4.4	34.13	37.68

Consolidated Statement of Cash Flows

CHF ,000	2003	2002
Income before tax	**28,493**	**31,661**
Depreciation of tangible fixed assets	23,408	23,755
Amortisation of goodwill	5,699	4,943
Decrease (Increase) in investments in associates, net	729	-430
Increase in long-term provisions	1,447	205
Revaluation of loans	-696	-3,134
Interest expense, net	4,405	5,868
Operating cash flow before working capital changes	63,485	62,868
(Increase) Decrease of trade receivables	-5,205	-1,656
(Increase in) other current assets	-2,588	-4,883
(Increase) Decrease of inventories	-5,061	-1,054
Increase of trade payables	8,492	4,447
Increase of other current liabilities	1,001	2,936
Cash generated from operations	60,124	62,658
Interest paid	-4,404	-5,896
Income taxes paid	-6,463	-13,886
Cash flow from operating activities	**49,257**	**42,876**
Purchase of plant and equipment	-22,694	-19,692
Purchase of land and buildings	-1,249	-1,215
Proceeds from disposals of tangible fixed assets	107	456
Dividends received from associates	929	256
Cash used for acquisitions less divestments	-3,422	-3,955
Cash flow from investing activities	**-26,329**	**-24,150**
Purchase, sale of treasury shares, net	318	-620
Dividends paid	-6,066	-6,108
Increase in loans	329	9,206
Repayment of loans	-17,453	-14,659
Cash flow from financing activities	**-22,872**	**-12,181**
Effect of foreign currency translation	271	-913
Net increase in cash	327	5,632
Cash at beginning of the year	23,162	17,530
Cash at end of the year	**23,489**	**23,162**
Free cash flow (defined as cash flow from operating activities less cash flow from investing activities excluding acquisitions)	26,350	22,681
EBITDA	62,005	66,227

Consolidated Statement of Shareholders' Equity

CHF ,000	Total share capital	Share premium	Treasury shares	Fair value reserves	Retained earnings	Total reserves	Total shareholders' equity
Balance as at January 1, 2002[1]	**30,538**	**36,107**	**–602**	**20,858**	**32,754**	**89,117**	**119,655**
Net income 2002					22,928	22,928	22,928
Purchase, sale of treasury shares, net			–620		–359	–979	–979
Dividend					–6,108	–6,108	–6,108
Depreciation transfer of building revaluation				–401	401		
Currency translation adjustment					3,867	3,867	3,867
Balance as at December 31, 2002	**30,538**	**36,107**	**–1,222**	**20,457**	**53,483**	**108,825**	**139,363**
Net income 2003					20,786	20,786	20,786
Purchase, sale of treasury shares, net			318			318	318
Dividend					–6,066	–6,066	–6,066
Depreciation transfer of building revaluation				–401	401		
Currency translation adjustment					4,834	4,834	4,834
Balance as at December 31, 2003	**30,538**	**36,107**	**–904**	**20,056**	**73,438**	**128,697**	**159,235**

[1] Opening balances as of January 1, 2002 were restated for a change in presentation. Total shareholders' equity remains unchanged.

The share capital as at December 31, 2003, consists of 610,750 registered shares of CHF 50 nominal value each. As at December 31, 2003, the Group owned 2,864 (2002: 3,594) treasury shares. As at December 31, 2003, the conditional share capital amounted to CHF 2,287,500, representing 45,750 shares compared to the previous year of CHF 1,487,500, representing 29,750 shares.

Together with the restructuring of the Group in early 1998, certain assets were revalued on the basis of independent valuations. The resulting net effect was booked to fair value reserves. This reserve also includes a value adjustment on MiCS (note 2.6) of CHF 3.0 million recorded in 2001 when it was held as an available-for-sale investment.

1. Summary of significant accounting policies

1.1 Basis for consolidation, valuation and presentation of the financial statements

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB). They have been prepared under the historical cost convention except as disclosed in the accounting policies below. The Board of Directors approved the consolidated financial statements on March 9, 2004, for submission to the Annual General Meeting of the shareholders on May 6, 2004.

The consolidated financial statements of the Group are based on uniform, generally accepted accounting principles applicable for all Group companies. Balance sheets and profit and loss accounts of subsidiaries are consolidated from the date on which effective control is transferred to the Group and no longer consolidated from the date that control ceases. Companies over which the Group exercises significant influence (generally 20% to 50% voting interest) are accounted for under the equity method of accounting. Investments in which the Group has less than 20% of voting interest are classified according to IAS 39 as available-for-sale investments within non-current assets and carried at fair value. The principal operating Group companies are listed on page 79.

All inter-company balances, transactions and inter-company profits are eliminated on consolidation.

1.2 Use of estimates

In preparing the financial statements in accordance with IFRS, certain assumptions need to be made which affect the reported values of assets and liabilities, the statement of income and the disclosure of contingent assets and liabilities. The assumptions are based on forecasts and estimates at the time the financial statements were prepared. Actual results will defer from estimates.

1.3 Foreign currency translation

Assets and liabilities of foreign Group companies and foreign currency balance sheet items are converted at year-end exchange rates, while income and expenses are converted at the average exchange rate for the year. Exchange rate differences arising from the translation of transactions and balance sheet items in foreign currencies are dealt with in the statement of income for the year. Revaluation impacts resulting from the translation of intra-group loans established to finance long-term investments as well as differences arising from the translation of the financial statements of foreign Group companies are adjusted for directly against shareholders' equity. On disposal or repayment of such loans the accumulated translation differences are recognised in the income statement.

The following foreign exchange rates have been applied:

Currency	Units	Year-end rates 31.12.2003	Year-end rates 31.12.2002	Average rates 2003	Average rates 2002
CAD	100	95.99	88.02	96.17	99.30
CNY	100	15.03	16.78	16.30	18.87
EUR	1	1.56	1.45	1.52	1.47
GBP	1	2.21	2.22	2.20	2.34
HKD	100	16.00	17.79	17.31	20.00
HUF	100	0.60	0.62	0.60	0.60
TND	1	0.91	1.02	1.03	1.27
USD	1	1.24	1.39	1.35	1.56

1.4 Financial risk management

The Group's operating activities expose it to a certain level of interest rate, credit and foreign exchange rate risk. Individual categories of risk are continuously monitored and adjusted in relation to the overall risk exposure of the Group.

The Group's financial risk management policy defines an appropriate balance between business risks entered into, resulting profits and the potential effects on shareholders' equity. Operating units manage financial risks within delegated limits. The objective is to reduce financial risks by balancing the cost of hedging against the amounts at risk.

Derivative financial instruments are entered into for any underlying risk in accordance with the Group's risk policy.

The fair value of investments classified as available-for-sale investments is estimated by considering future cash flows. The fair value of long-term borrowings is based on the current debt with the same maturity and credit risk profile.

Interest rate risk

The Group is exposed to interest rate fluctuations due to movements in financial markets. In order to hedge those risks, interest swaps may be entered into. The consequential financial effects of such contracts are recognised as financial income or expense in the profit and loss statement.

Credit risk

The Group continually monitors receivables and assesses the creditworthiness of new customers to manage exposure to credit risk.

Exchange rate risk

The Group attempts to minimise currency exposure by matching operating income and operating expenses in foreign currency. Any residual risk is controlled using hedge contracts (swaps, options) entered into in accordance with financial risk policy.

1.5 Financial instruments

Financial instruments comprise cash, derivative financial instruments, investments, receivables and financial liabilities.

Valuation at fair value

In view of their short-term maturity, the carrying amount of cash, receivables, short-term debt, trade and other payables approximate to their fair values.

Derivative financial instruments

All such instruments are initially recorded at purchase cost including transaction cost at the date of inception and are subsequently carried at fair value. Generally they do not qualify for hedge accounting under IAS 39. Changes in value are recognised as financial income or expense in the profit and loss statement as they arise. As at December 31, 2002 and 2003, the Group did not hold any derivative financial instruments.

1.6 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank account balances as well as fixed-term deposits with a maturity of three months or less.

1.7 Financial assets

Financial assets are classified as follows:

- financial assets held for trading purposes
- financial investments to be retained until final maturity
- credits or debts granted by the Group
- available-for-sale financial investments

After initial recording available-for-sale investments are carried at fair value. Any change in value is recognised in shareholders' equity as it arises.

1.8 Trade receivables

Trade receivables are stated at their net realisable value. An allowance is made for doubtful receivables based on a periodic review of all outstanding amounts.

1.9 Inventories

Inventories are valued at purchase price or manufacturing cost at the lower of cost or net realisable market value. Bought-in goods are valued according to the FIFO method (first in, first out). Material and direct labour costs together with production overheads are included in the manufacturing costs for goods produced by the Group itself.

1.10 Tangible fixed assets

Land and buildings are valued at fair market value based on independent property valuations that are updated every three to five years. Revaluation effects are adjusted for directly against shareholders' equity.

Machinery and equipment are valued at purchase or manufacturing cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the expected useful life of the assets concerned. The following aspects are taken into consideration when determining the useful life of fixed assets:

- the physical lifespan;
- the company's replacement policy;
- market or technical obsolescence;
- contractual or legal restrictions.

The estimated useful life for depreciation purposes is:

Land	no depreciation
Buildings	40–50 years
Machinery and tooling	3–10 years
Furniture and vehicles	3–10 years

1.11 Intangibles and goodwill

Acquisitions are accounted for using the purchase method. Any amount arising as difference between the purchase price and the fair value of assets acquired is recorded as goodwill and amortised on a straight-line basis over the expected useful life. Goodwill resulting from acquisition of investments is amortised over a period of 20 years whereas goodwill resulting from asset deals is amortised over a period of 5 years.

Research and development expenditure is recognised as an expense as incurred since the criteria for its recognition as an asset are not met.

1.12 Investment in associates

The Group's investments in its associates are accounted for under the equity method of accounting. These are entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investment in its associates includes goodwill (net of accumulated amortisation) on acquisition, which is treated in accordance with the accounting policy for goodwill stated above.

1.13 Impairment of assets

Tangible and intangible fixed assets as well as financial instruments are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statement.

The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an at arm's length transaction, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

1.14 Short-term debt

Short-term debt comprises current account overdrafts from banks and the element of long-term debts which fall due for repayment within one year of the balance sheet date.

1.15 Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery has taken place and transfer of risks and rewards has been completed. They are net of customer returns.

1.16 Provisions

Provisions are recognised

- for an obligation of a past event
- and as a result an outflow of resources will be most probable
- and a reliable estimate can be made of the amount of the obligation.

Provision for restructuring cost is recognised at the time a detailed formal plan is authorised. A restructuring provision includes only the direct expenditure arising from the restructuring and is not associated with the ongoing activities of the Group.

1.17 Retirement benefit costs

The Group maintains various retirement plans structured in compliance with local legal requirements. These plans are generally independent of the Group. Adequate provisions are made by Group companies that have retirement commitments but do not operate external pension schemes. These provisions are based on independent actuarial valuations which are obtained at regular intervals.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

1.18 Income taxes

Income taxes payable on the taxable profits of the individual companies are fully provided for in accordance with the tax regulations in force in the respective countries.

Temporary differences arise from differences between the carrying amounts of assets and liabilities and their tax value. Deferred tax adjustments are calculated for all temporary differences arising at current tax rates.

Tax loss carry-forwards are only reported as deferred tax assets when it can be reasonably assumed that future taxable income will be sufficient to secure tax advantage by offsetting losses.

Provisions are not made for deferred taxes on the undistributed earnings of consolidated companies since the Group can decide itself when dividends are to be distributed.

1.19 Grants

Grants are only accounted for when there is reasonable assurance that they are non-refundable. Grants relating to expenditure on tangible assets are deducted from the cost of the assets.

1.20 Stock options plan

The Group operates a share option plan for key managers and the Board of Directors of the Group. The diluting effect on earnings per share is taken into account if the market price exceeds the determined exercise price.

1.21 Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2. Notes to the consolidated balance sheet

2.1 Trade receivables

CHF ,000	31.12.2003	31.12.2002
Trade receivables	73,022	65,750
Provision for doubtful accounts	–2,247	–2,007
Total	**70,775**	**63,743**

2.2 Other receivables and prepayments

CHF ,000	31.12.2003	31.12.2002
Other receivables	13,039	11,824
Prepayments	4,593	3,711
Total	**17,632**	**15,535**

Other receivables mainly consist of VAT and other short-term tax receivables.

Prepayments as at December 31, 2003, include CHF 3.6 million (2002: CHF 1.5 million) prefinancing for tools under construction.

2.3 Inventories

CHF ,000	31.12.2003	31.12.2002
Raw materials and components	35,079	31,902
Work in process	6,787	6,433
Finished products (including purchased goods)	15,946	13,240
Total	**57,812**	**51,575**

The value of the inventories is net of a provision of CHF 6.8 million (2002: CHF 5.1 million) for obsolete and slow-moving items.

2.4 Tangible fixed assets

CHF .000	Land	Buildings	Total land and buildings	Machinery	Tooling	Other	Total machinery and equipment
Cost/revalued amount							
Balance January 1, 2002	11,821	70,436	82,257	117,515	61,854	30,207	209,576
Exchange differences	-233	-1,597	-1,830	-3,365	-1,919	-1,070	-6,354
Additions from acquisition of subsidiaries				365			365
Additions 2002	77	1,144	1,221	8,486	6,484	4,385	19,355
Disposals 2002		78	78	-1,957	-130	-455	-2,542
Balance December 31, 2002	11,665	70,061	81,726	121,044	66,289	33,067	220,400
Exchange differences	70	511	581	682	841	307	1,830
Additions from acquisition of subsidiaries				205	305	1,348	1,858
Additions 2003	52	1,197	1,249	10,121	8,104	4,469	22,694
Disposals 2003		-52	-52	-1,931	394	-1,536	-3,073
Balance December 31, 2003	11,787	71,717	83,504	130,121	75,933	37,655	243,709
Accumulated depreciation							
Balance January 1, 2002		24,463	24,463	70,736	41,526	20,753	133,015
Exchange differences		-314	-314	-1,705	-1,494	-580	-3,779
Additions 2002		1,507	1,507	10,317	7,945	3,986	22,248
Disposals 2002		18	18	-1,039	-680	-400	-2,119
Balance December 31, 2002		25,674	25,674	78,309	47,297	23,759	149,365
Exchange differences		155	155	942	538	364	1,844
Additions 2003		1,532	1,532	10,454	7,832	3,590	21,876
Disposals 2003				-1,726	254	-1,555	-3,027
Balance December 31, 2003		27,361	27,361	87,979	55,921	26,158	170,058
Net book values							
Balance December 31, 2002	11,665	44,387	56,052	42,735	18,992	9,308	71,035
Balance December 31, 2003	11,787	44,356	56,143	42,142	20,012	11,497	73,651

The Group's land and buildings were revalued for the first time in 1995, then in 1999 and most recently in 2002, by independent valuers. Valuations were made on the basis of the market value for existing use. The book values of the properties were adjusted to the revaluations and the resultant surplus net of deferred income taxes was credited to fair value reserves in shareholders' equity.

If land and buildings were stated on the historical cost basis, the amounts would be as follows:

CHF .000	2003	2002
Cost	56,439	54,661
Accumulated depreciation	23,352	22,066
Net book value	33,087	32,595

2.5 Goodwill

	Amortisation in years	Original amount CHF ,000	31.12.2002 CHF ,000	Amortisation CHF ,000	Increase CHF ,000	31.12.2003 CHF ,000
B.M. Instruments (BMI)	5	2,899	848	-552		296
TH-Contact AG	5	1,804	1,173	-387	567	1,353
LTD Locking Technologies and Devices GmbH	5	4,529	2,275	-455		1,820
Ledex & Dormeyer companies	20	81,972	73,811	-4,092		69,719
Cetronic AG	5	1,901		-189	1,901	1,712
Otehall Switches Ltd. and Otehall Tooling Ltd.	5	1,429		-24	1,429	1,405
Total			**78,107**	**-5,699**	**3,897**	**76,305**

TH-Contact AG

As of September 30, 2002, the Group acquired part of the activities of TH-Contact AG, Switzerland, and integrated this business in the course of 2003 into the UK operations.

Impact of the acquisition of TH-Contact AG to the Group's financial statements:

CHF ,000	30.9.2002	Increase 2003	Total
Tangible fixed assets	365		365
Provisions	-647	-567	-1,214
Total net assets acquired	**-282**	**-567**	**-849**
Purchase price, net of cash	-955		-955
Goodwill	**-1,237**	**-567**	**-1,804**

Subsequent to the initial estimation of the fair values of the assets and the liabilities acquired, the goodwill has been increased by CHF 0.6 million in 2003.

This increase relates to additional costs incurred directly related to the purchase.

Cetronic AG

Effective January 6, 2003, the Group acquired a 20% shareholding in Cetronic AG, Switzerland, for CHF 1.2 million.

As of July 1, 2003, the remaining 80% were purchased for CHF 3.4 million, net of cash. Cetronic AG manufactures subsystems within the Industry segments.

Of the total purchase price of CHF 4.6 million, net of CHF 0.4 million cash, an instalment of CHF 1.2 million was paid in 2002, CHF 0.9 million in 2003 and the remaining amount of CHF 2.5 million, which is due in 2004, is recorded in payables as of December 31, 2003.

Impact of the acquisition of Cetronic AG to the Group's financial statements in 2003:

CHF ,000	1.7.2003
Current assets net of cash	2,352
Tangible fixed assets	1,306
Payables including provisions at acquisition	-959
Total net assets acquired	**2,699**
Purchase price net of cash	-4,600
Goodwill	**-1,901**

Otehall Switches Ltd. and Otehall Tooling Ltd.

As of December 11, 2003, the Group acquired the business and the assets of Otehall Switches Ltd. and Otehall Tooling Ltd. in the UK.

Otehall products are complementary to our Group switches and mainly sold to a UK industrial customer base.

Impact of the acquisition of Otehall Switches Ltd. and Otehall Tooling Ltd. to the Group's financial statements in 2003:

CHF ,000	11.12.2003
Current assets net of cash	429
Tangible fixed assets	552
Payables including provisions at acquisition	–101
Total net assets acquired	**880**
Purchase price, net of cash paid in 2003	–2,309
Goodwill	**–1,429**

LTD Locking Technologies and Devices GmbH

As of January 1, 2003, the amortisation period of the goodwill resulting from the acquisition of LTD Locking Technologies and Devices GmbH was reduced to a remaining period of five years as most of the operations were integrated to the business of of Saia-Burgess Halver GmbH & Co. KG.

Goodwill resulting from acquisition of investments is amortised over a period of 20 years whereas goodwill resulting from asset deals is amortised over a period of five years.

2.6 Investments in associates

CHF ,000	31.12.2003	31.12.2002
SMART Micromotor Co. Ltd., 49%	1,466	1,559
Burgess-Defond Ltd., 25%	599	2,358
MicroChemical Systems SA (MiCS), 37.9%	4,540	5,300
IP Trading Ges.m.b.H., 49%	26	
Total	**6,631**	**9,217**

As of July 1, 2003, the Group reduced its share in Burgess-Defond Ltd. from 50% to 25%. Cash received for the disposal amounted to CHF 1.3 million. The Group recorded a gain of CHF 0.3 million on this disposal.

During the year 2003 the Group increased the investment in MicroChemical Systems SA (MiCS) by CHF 1.0 million from 33.5% to 37.9%. The Group has not committed to invest any further funds. The investment was increased in 2002 by CHF 3.0 million from 26.9% to 33.5%.

In January 2003 the Group acquired 49% of IP Trading Ges.m.b.H., an Austrian trading company with a subsidiary in Russia. Cash out for this investment was CHF 0.026 million.

2.7 Short-term debt

CHF ,000	31.12.2003	31.12.2002
Bank overdraft utilised	13,008	12,455
Short-term bank loans	46,476	41,849
Total	**59,484**	**54,304**

Short-term loans include CHF 21.5 million being the portion of fixed-term bank loans repayable within one year as well as any amounts drawn down under working capital facilities. As of December 31, 2003, short-term bank loans increased due to higher repayments scheduled for the year 2004. In previous years bank overdrafts utilised were offset against cash on hand.

Interest rates for most of the short-term bank loans are based on the LIBOR rate for the period plus a margin. As of July 1, 2003, the margin decreased for all short-term bank loans from 1.3% to 0.9%.

The effective interest rate for the year 2003 was 3.2%.

2.8 Other payables and accruals

CHF ,000	31.12.2003	31.12.2002
Payroll and social costs	14,798	13,845
Accrued expenses	20,539	17,033
Grants	1,180	1,396
Total	**36,517**	**32,274**

Other payables and accruals include provisions for vacation entitlement, salaries, bonuses as well as accruals for other short-term expenditures for which the liability is not yet precisely quantifiable. Accrued expenses as of December 31, 2003, include the remaining amount of CHF 2.5 million payable for the acquisition of Cetronic AG.

2.9 Loans

Currency in ,000	Balance 31.12.2002	Repaid in 2003	Due in 2004 (short-term bank loans)	Balance (long-term) 31.12.2003	Balance (long-term) 31.12.2003 CHF ,000
EUR	8,906	–1,944	–2,238	4,724	7,367
USD	58,000	–11,160	–14,500	32,340	40,176
Deferred transaction cost					694
Total					**48,237**

In connection with the acquisition of Ledex & Dormeyer companies in 2001, a refinancing took place where the existing loans were fully repaid and USD and EUR loans of an equivalent of CHF 130 million repayable within a period of six years were taken from the same banks.

The loans are granted at the applicable LIBOR rate for the period plus a margin. The margin decreased as of July 1, 2003, from 1.3% to 0.9%. The effective interest rate for the year 2003 was 2.5%. As at December 31, 2003, the Group complied with the various covenants linked to those loans. The fair value of long-term loans approximates to the book value.

As at December 31, 2003, EUR loans contained an amount of EUR 1.9 million resulting from acquisitions made in Germany. Repayments for these loans are scheduled until the year 2017. Loans were based on an average interest rate of 4.9%.

The transaction cost for the refinancing of initially CHF 1.2 million is depreciated over the lifetime of the underlying bank loans.

2.10 Long-term provisions

CHF ,000	31.12.2002	Increase, net 2003	31.12.2003
Pension liability for defined benefit plans (note 3.3)	3,186	1,371	4,557
Other employee benefits	991	262	1,253
Warranty provision	1,923	127	2,050
Other	658		658
Total	**6,758**	**1,760**	**8,518**

3. Notes to the consolidated statement of income

3.1 Segment information

3.1.1 Sales by division

	2003 CHF ,000	as % of total	2002 CHF ,000	as % of total
Automotive	252,537	51.5%	233,199	49.7%
Industry	196,571	40.1%	196,663	41.9%
Controls	45,951	9.4%	42,621	9.1%
Inter-divisional sales Industry	–4,811	–1.0%	–3,609	–0.7%
Total	**490,248**	**100.0%**	**468,874**	**100.0%**

3.1.2 Gross profit by division

	2003 CHF ,000	as % of sales	2002 CHF ,000	as % of sales
Automotive	50,497	20.0%	49,889	21.4%
Industry	55,902	29.2%	54,015	28.0%
Controls	26,794	58.3%	25,405	59.6%
Total	**133,193**	**27.2%**	**129,309**	**27.6%**

3.1.3 Earnings before interest and tax (EBIT) by division

	2003 CHF ,000	as % of sales	2002 CHF ,000	as % of sales
Automotive	18,538	7.3%	18,816	8.1%
Industry	9,590	5.0%	12,103	6.3%
Controls	4,078	8.9%	2,647	6.2%
Other*	692		3,963	
Total	**32,898**	**6.7%**	**37,529**	**8.0%**

2002 restated for goodwill amortisation allocated to EBIT of divisions.
* not attributable to individual division

3.1.4 Changes in the structure of consolidation
Additions to the Industry Division

CHF ,000	Impact on sales 2003	Impact on EBITA 2003
TH-Contact, acquired September 30, 2002	8,079	1,720
Cetronic AG, fully acquired as of July 1, 2003	1,977	–185
Otehall Switches Ltd. and Otehall Tooling Ltd., acquired December 11, 2003	178	–29
Total	**10,234**	**1,506**

The acquisition of TH-Contact had no impact to the Group's sales and EBITA in 2002.


Sales
CHF ,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
458,562
205,428
208,174
44,960
468,874
233,199
193,054
42,621
490,248
252,537
191,760
45,951
2001
2002
2003
Total
Industry
Automotive
Controls


Earnings before interest, tax
and amortisation (EBITA)
CHF ,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
16,020
16,749
3,575
19,967
15,895
2,647
19,762
14,065
4,078
2001
2002
2003
Automotive
Industry
Controls


Capital expenditures
CHF ,000
30,000
25,000
20,000
15,000
10,000
5,000
24,580
13,379
10,246
955
20,576
12,048
7,112
1,416
23,943
16,179
6,736
1,028
2001
2002
2003
Total
Industry
Automotive
Controls


Depreciation of tangible assets
CHF ,000
25,000
20,000
15,000
10,000
5,000
21,844
12,318
8,917
609
23,755
14,305
8,679
771
23,408
15,489
7,101
818
2001
2002
2003
Total
Industry
Automotive
Controls


Research and development
CHF ,000
30,000
25,000
20,000
15,000
10,000
5,000
26,738
11,750
8,531
6,457
26,845
12,650
8,475
5,720
28,240
13,043
8,828
6,369
2001
2002
2003
Total
Industry
Automotive
Controls

3.1.5 Operating capital employed by division

CHF ,000	Assets 31.12.2003	Liabilities 31.12.2003	Net 31.12.2003
Automotive	150,734	48,078	102,656
Industry	175,375	35,828	139,547
Controls	26,209	6,075	20,134
Other*	14,090	4,498	9,592
Total	**366,408**	**94,479**	**271,929**
Cash	23,489		23,489
Short-term debt		59,484	-59,484
Long-term liabilities		76,699	-76,699
Total assets and liabilities	**389,897**	**230,662**	**159,235**

CHF ,000	Assets 31.12.2002	Liabilities 31.12.2002	Net 31.12.2002
Automotive	135,200	40,776	94,424
Industry	179,023	31,526	147,497
Controls	21,822	4,429	17,393
Other*	16,912	1,801	15,111
Total	**352,957**	**78,532**	**274,425**
Cash	23,162		23,162
Short-term debt		54,304	-54,304
Long-term liabilities		103,920	-103,920
Total assets and liabilities	**376,119**	**236,756**	**139,363**

* Not attributable to an individual division as the amount relates mainly to financial investments, tax assets and tax liabilities.

3.1.6 Return on average operating capital employed by division

Return including goodwill allocation to divisions	2003	2002
Automotive	18.8%	19.3%
Industry	6.7%	7.9%
Controls	21.7%	14.8%
Total	**12.0%**	**13.5%**

Return excluding goodwill allocation to divisions	2003	2002
Automotive	24.0%	24.4%
Industry	17.4%	18.1%
Controls	21.7%	14.8%
Total	**16.8%**	**19.0%**

3.1.7 Number of employees by division

	31.12.2003	31.12.2002
Automotive	1,590	1,304
Industry	1,422	1,331
Controls	173	174
Total	**3,185**	**2,809**

3.1.8 Sales by geographical region

	2003 CHF ,000	as % of total	2002 CHF ,000	as % of total
European Union	321,282	65.5%	290,992	62.1%
Other European countries	47,235	9.6%	46,594	9.9%
North America	92,114	18.8%	106,854	22.8%
Rest of the world	29,617	6.1%	24,434	5.2%
Total	**490,248**	**100.0%**	**468,874**	**100.0%**

3.1.9 Sales by major product groups

	2003 CHF ,000	as % of total	2002 CHF ,000	as % of total
Switches	162,979	33.2%	142,986	30.5%
Sensors	28,097	5.7%	19,214	4.1%
Motors	179,355	36.6%	183,377	39.1%
Solenoids	48,222	9.8%	58,116	12.4%
Appliance devices	8,034	1.6%	7,391	1.6%
Electronic controllers	63,561	13.1%	57,790	12.3%
Total	**490,248**	**100.0%**	**468,874**	**100.0%**

3.1.10 Assets and capital expenditures by region

	2003 CHF ,000	as % of total	2002 CHF ,000	as % of total
Assets by region				
European Union	138,427	35.5%	118,889	31.6%
Other European countries	213,639	54.8%	214,019	56.9%
North America	29,318	7.5%	37,773	10.1%
Rest of the world	8,513	2.2%	5,438	1.4%
Total	**389,897**	**100.0%**	**376,119**	**100.0%**
Capital expenditures by region				
European Union	8,433	35.2%	8,734	42.4%
Other European countries	13,473	56.3%	9,847	47.9%
North America	1,496	6.2%	1,960	9.5%
Rest of the world	541	2.3%	35	0.2%
Total	**23,943**	**100.0%**	**20,576**	**100.0%**

3.2 Research and development costs

Research and development costs for 2003 amounted to CHF 28.2 million (2002: CHF 26.8 million). These costs are net of contributions received.

3.3 Retirement benefit costs

The Group has various defined benefit and contribution plans. They are usually based on separate external pension schemes.

At the end of 1997, the Swiss operating company changed from a defined benefit plan to a defined contribution plan according to Swiss standards (BVG). For IFRS purposes, however, the plan qualifies as a defined benefit plan.

CHF ,000		2003	2002
Reconciliation of assets and liabilities recognised in balance sheet			
Present value of funded obligations		116,845	110,502
Fair value of plan assets		96,952	87,409
Excess of liabilities of funded obligations		19,893	23,093
Present value of unfunded benefit obligations		5,589	4,763
Unrecognised actuarial gains (losses)		–20,925	–24,670
Pension liabilities for defined benefit pension plans recognised in balance sheet		**4,557**	**3,186**
Expenses recognised in the income statement			
Current service cost		5,130	5,234
less employees contributions		–2,428	–2,048
Interest cost on benefit obligation		4,731	4,510
less expected return on plan assets		–4,121	–4,580
Actuarial loss recognised in year		569	383
Past service cost		107	64
Total defined benefit expense		**3,988**	**3,563**
Movement of defined benefits net liabilities recognised in balance sheet			
Pension liability at beginning of year		3,186	2,271
Exchange difference		294	
Pension expense		3,988	3,563
less employers contributions paid		–3,370	–2,471
Benefits paid for plans without assets		459	–177
Pension liability for defined benefit plans at end of the year		**4,557**	**3,186**
Actual return on plan assets		**6,946**	**–6,900**
Principal actuarial assumptions			
Discount rates:	Switzerland	3.5%	3.5%
	Other	5–6%	5–6%
Expected rates of return on plan assets:	Switzerland	4.0%	4.0%
	Other	8.0%	8.0%
Expected rates of salary increases:	Switzerland	1.5%	0.0%
	Other	0–2.5%	0–4%
Average remaining working life of employees (in years):	Switzerland	15	15
	Other	2–12	3–15

Retirement benefit costs comprise of the following:

CHF ,000	2003	2002
Defined contribution plans	1,861	2,220
Defined benefit plans	3,988	3,563
Total	**5,849**	**5,783**

3.4 Board of Directors' remuneration

CHF ,000	2003	2002
Cash remuneration	228	228
Total	**228**	**228**

Additionally, 750 options at an exercise price of CHF 295 were granted to the Board of Directors in the year 2003.

At the Annual General Meeting as of May 8, 2003, the CEO was appointed as a board member. He did not receive compensation for this function.

3.5 Other income/expense, net

CHF ,000	2003	2002
Foreign exchange gains on loans	1,448	3,533
Share of profits and losses from associated companies	-756	430
Total	**692**	**3,963**

Share of profits and losses from associated companies consists of CHF 1.0 million income from investments in associated companies Burgess-Defond Ltd. and SMART Micromotor Co. Ltd. and proportionate losses including goodwill amortisation of MicroChemical Systems SA of CHF 1.8 million.

3.6 Interest expense, net

CHF ,000	2003	2002
Interest income	-57	-50
Interest expense	4,462	5,971
Other financial income		-53
Total	**4,405**	**5,868**

3.7 Income taxes

3.7.1 Breakdown of income taxes

Major components of income tax expense for the years ended December 31:

CHF ,000	2003	2002
Current income tax		
Current income tax charge	8,918	4,406
Adjustment in respect of current income tax of previous periods	7	-884
	8,925	**3,522**
Deferred income tax relating to origination and reversal of temporary differences	-1,218	5,211
Total	**7,707**	**8,733**

3.7.2 Reconciliation of tax expense to the expected weighted average tax rate

A reconciliation of income tax expense applicable to income before tax at the weighted average tax rate to income tax expense at the Group's effective income tax rate for the years ended December 31 was as follows:

CHF .000	2003	2002
Income before tax	28,493	31,661
Applicable weighted average tax rate, approximately	30.4%	28.0%
Tax expense at the applicable tax rate	8,662	8,865
Non tax-deductible expenses	4,473	246
Tax-exempt income	–4,329	–136
Other	–1,099	–242
Effective tax expense	**7,707**	**8,733**

The Group has tax losses arising in foreign countries of CHF 6.0 million that are available for offset against future taxable profits of the companies in which the losses arose. Under current local tax laws, these tax losses have no expiration date. A significant part of the non-tax-deductible expenses occurs from reclassification of a former temporary difference into a permanent difference. Most of the tax exempt income arose out of inter-group dividend income that was either fully tax-exempt or that qualifies to be deducted from taxes due.

3.7.3 Components of deferred income tax

Deferred income tax as at December 31 relates to the following:

CHF .000	2003	2002
Deferred income tax liabilities		
Temporary differences on working capital	2,795	3,376
Exchange rate differences on loans and investments	3,831	3,183
Intangible assets		1,818
Provisions	1,743	2,427
Accelerated depreciation and revaluation to fair value of fixed assets	11,575	10,370
Gross deferred income tax liabilities	**19,944**	**21,174**
Gross deferred tax assets		
Temporary differences on working capital	1,573	272
Temporary differences on intangible assets		3,508
Provisions	178	765
Exchange rate differences on loans	904	
Tax loss carry-forward	2,667	
Other	2,137	3,148
Gross deferred income tax asset	**7,459**	**7,693**
Net deferred income tax liability	**12,485**	**13,481**

3.7.4 Breakdown of deferred tax in the balance sheet

CHF .000	2003	2002
Deferred tax asset	7,459	7,693
Deferred tax liability	19,944	21,174
Net deferred income tax liability	**12,485**	**13,481**

4. Other notes

4.1 Financial instruments

4.1.1 Interest swap contracts

The Group has not entered into swap contracts during 2003. The development of interest rates is, however, carefully watched and interest rate swaps may be made in the future depending on the assessment of market conditions.

4.1.2 Foreign currency forward contracts

The Group is minimising as much as possible currency risks by matching operating income and operating expenses in foreign currency. Nevertheless, fluctuations of exchange rates are followed carefully and expected risks are covered by using hedge contracts.

As at December 31, 2003, no contracts to cover foreign currency exposures in the balance sheet or risks of anticipated future transactions were in place.

4.2 Leases

Certain Group companies have entered into operating leases for vehicles and equipment which are to be paid as follows:

CHF .000	
2004	1,883
2005	1,004
2006	542
2007	91
Beyond	104
Total operating lease commitments as at December 31, 2003	**3,624**

Operating lease commitments as at December 31, 2002, amounted to CHF 3.1 million.

As at the end of 2003, no commitments for finance lease existed.

4.3 Share option plan

In the years 1998 to 2003, options were granted to key managers and directors under the Group's share option plan. Options are granted at the market price paid at the time of the issuance. Management are not required to contribute to the cost of the options received. Each option entitles the bearer to buy one share of Saia-Burgess Electronics Holding AG within a defined period of exercise.

	Quantity of options issued 31.12.2003	Price of exercise in CHF	Expiration of blocking period	Expiration of exercise period	Quantity of options exercised 31.12.2003
	8,200	360	01.04.2001	10.05.2004	2,800
	2,000	400	10.05.2001	10.05.2004	1,500
	1,800	340	01.04.2002	01.04.2004	675
	7,250	650	01.04.2003	01.04.2005	
	5,400	575	01.08.2004	31.07.2007	
	8,075	433	01.04.2005	01.04.2008	
	6,225	295	01.04.2006	01.04.2009	
Total	**38,950**				**4,975**

In 2003 a total of 6,225 options were issued at an exercise price of CHF 295 and 975 options were exercised.

For 4,225 of the 4,975 options exercised, the Group utilised treasury shares. The remaining 750 options were converted into share capital in 2001.

The quoted market price of the shares as at December 30, 2003, was CHF 472 compared to CHF 340 in the previous year. The exercise of options has no impact on the income statement.

4.4 Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders by the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year adjusted for the effects of dilutive options.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2003	2002
Basic earnings per share in CHF	34.22	37.71
Net income per statement of income in CHF ,000	20,786	22,928
Weighted average number of shares outstanding	607,521	607,951
Diluted earnings per share in CHF	34.13	37.68
Effect of dilution: number of share options	1,476	557
Adjusted weighted average number of shares for diluted earnings per share	608,997	608,508

There have been no other transactions involving shares or potential shares since the reporting date and before the completion of these financial statements.

4.5 Number of employees and personnel costs

4.5.1 Number of employees by region

	31.12.2003	31.12.2002
European Union	1,147	1,044
Other European countries	1,327	1,067
North America	376	418
Rest of the world	335	280
Total	**3,185**	**2,809**

In addition to the numbers above, the Group together with its partners employed as at December 31, 2003, 192 persons in associated companies (December 31, 2002: 231).

4.5.2 Number of employees by business function

	31.12.2003	31.12.2002
Research and development	230	207
Production	1,992	1,737
Marketing, sales, indirect production and administration	963	865
Total	**3,185**	**2,809**

4.5.3 Average number of employees and personnel costs

	2003	2002
Average number of employees during the year	3,009	2,841
Personnel costs in CHF ,000	153,084	147,856
Cost per employee in CHF	50,870	52,045

List of Principal Operating Group and Associated Companies

Company name	Location	Ownership held
Saia-Burgess Electronics Holding AG	Switzerland	–
Saia-Burgess Murten AG	Switzerland	100%
Saia-Burgess Controls AG	Switzerland	100%
MicroChemical Systems SA (MiCS)[1]	Switzerland	37.9%
Saia-Burgess Cetronic AG (formerly Cetronic AG)	Switzerland	100%
Saia-Burgess Gateshead Ltd.	UK	100%
Saia-Burgess Oldenburg GmbH & Co. KG	Germany	100%
Saia-Burgess Dresden GmbH	Germany	100%
Saia-Burgess Halver GmbH & Co. KG	Germany	100%
LTD Locking Technologies and Devices GmbH	Germany	100%
Saia-Burgess Paris Sarl	France	100%
Saia-Burgess Milano Srl.	Italy	100%
Saia-Burgess Österreich GmbH	Austria	100%
Saia-Burgess Benelux B.V.	Netherlands	100%
Saia-Burgess Controls Kft	Hungary	100%
Saia-Burgess Hatvan Kft	Hungary	100%
Saia-Burgess Ózd Kft	Hungary	100%
Saia-Burgess Monastir C.S.	Tunisia	100%
Saia-Burgess USA Inc.	USA	100%
Saia-Burgess Inc., Vandalia	USA	100%
Saia-Burgess Canada Co. Inc.	Canada	100%
Saia-Burgess Guangzhou Ltd.	People's Republic of China	100%
Saia-Burgess (HK) Ltd.	People's Republic of China	100%
Burgess-Defond Manufacturing Ltd.[1]	People's Republic of China	25%
Shenzhen SMART Micromotor Co. Ltd. (SMART)[1]	People's Republic of China	49%

[1] equity method of accounting applied

Report of the Group Auditors

To the General Meeting of Saia-Burgess Electronics Holding AG, Murten

As auditors of the Group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes, pages 56 to 78) of Saia-Burgess Electronics Holding AG for the year ended December 31, 2003. The prior year corresponding figures were audited by other auditors.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Felix Roth Oliver Kuntze

Bern, March 9, 2004

Saia-Burgess Electronics Holding AG
Financial Statements

Index

Saia-Burgess Electronics Holding AG
Balance Sheet

CHF	31.12.2003	31.12.2002
Assets		
Cash	11,691	275,011
Marketable securities	904,231	1,221,960
Receivables Group companies	318,169	693,563
Receivables third parties	19,316	1,273,450
Current assets	**1,253,407**	**3,463,984**
Investments	39,942,646	36,854,213
Loans to Group companies	50,913,958	50,094,810
Non-current assets	**90,856,604**	**86,949,023**
Total assets	**92,110,011**	**90,413,007**
Liabilities and shareholders' equity		
Accrued liabilities	512,760	383,100
Payables third parties	2,500,000	0
Loans from Group companies	6,352,902	9,249,010
Liabilities	**9,365,662**	**9,632,110**
Share capital	30,537,500	30,537,500
Reserve for treasury shares	904,231	1,221,960
Legal reserve	36,240,238	35,922,509
Other reserve	4,000,000	4,000,000
Retained earnings	11,062,380	9,098,928
Shareholders' equity	**82,744,349**	**80,780,897**
Total liabilities and shareholders' equity	**92,110,011**	**90,413,007**

Saia-Burgess Electronics Holding AG
Statement of Income

CHF	2003	2002
Dividend and financial income	11,099,384	10,595,019
Operating income	**11,099,384**	**10,595,019**
Administration expense	1,140,767	674,739
Cost for options exercised	0	158,000
Financial expense	83,037	149,785
Operating expense	**1,223,804**	**982,524**
Operating profit	**9,875,580**	**9,612,495**
Fair value adjustment of an investment	−1,800,000	−1,300,000
Income before taxes	**8,075,580**	**8,312,495**
Taxes	46,288	22,736
Net income	**8,029,292**	**8,289,759**

Retained earnings		
Balance, beginning of period	9,098,928	6,916,669
Dividend, net	−6,065,840	−6,107,500
Net income	8,029,292	8,289,759
Balance, end of period	**11,062,380**	**9,098,928**

1. Incorporation

Saia-Burgess Electronics Holding AG ("the Company") was incorporated on June 26, 1997.

2. Share capital

The share capital of the Company was increased conditionally by an aggregate nominal amount of up to CHF 2,325 million by issuing up to 46,500 new registered shares of nominal value CHF 50 each against full contribution. This conditional capital is reserved for a participation plan for key managers and the Board of Directors of the Company or one of its subsidiaries. In June 2001, 750 shares of this capital were issued.

3. Investments

Company name, country	Owned	Currency	Share capital in foreign currency	Book value CHF
Saia-Burgess Murten AG, Switzerland	100%	CHF	5,000,000	15,924,406
Saia-Burgess Paris Sarl, France	100%	EUR	2,000,000	2,585,000
Saia-Burgess Benelux B.V., Netherlands	100%	EUR	136,000	225,000
Saia-Burgess Österreich GmbH, Austria	100%	EUR	40,000	62,443
Saia-Burgess Holdings (UK) Ltd., UK	100%	GBP	1	1
Saia-Burgess Milano Srl., Italy	100%	EUR	3,700,000	10,289,542
Saia-Burgess Ózd Kft, Hungary	100%	HUF	16,470,000	928,791
Saia-Burgess Controls Kft, Hungary	100%	HUF	5,000,000	111,355
Saia-Burgess Hatvan Kft, Hungary	100%	HUF	30,000,000	179,190
Shenzhen SMART Micromotor Co. Ltd. (SMART), People's Republic of China	49%	USD	2,100,000	1,396,868
MicroChemical Systems SA, Switzerland	37.9%	CHF	3,029,860	4,540,050
Saia-Burgess Cetronic AG, Switzerland	100%	CHF	700,000	3,700,000
Total				**39,942,646**

4. Treasury shares

During 2003, Saia-Burgess Electronics Holding AG acquired a total of 745 treasury shares at an average price of CHF 256.18 per share and sold 500 shares at CHF 395.41 average. For the exercise of options the Company sold 275 shares at an exercise price of CHF 340 each, 200 shares at CHF 360 each and 500 shares at an exercise price of CHF 400 each. At the end of 2003, Saia-Burgess Electronics Holding AG owned 2,864 treasury shares.

	CHF
Price per share 31.12.2003	472
Book value treasury shares as of 31.12.2003	904,231

5. Major shareholders

The following shareholders hold more than 5% of the share capital:

- Chase Nominees Fiduz, London: 10.01%
- Vontobel Fonds Services AG, Zurich: 5.53%
- Lombard Odier Darier Hentsch Fund Managers SA, Geneva: 5.02%

6. Allocation of retained earnings

The Board of Directors proposes to allocate the balance of retained earnings as follows:

	CHF
Net income of the year 2003	8,029,292
Balance beginning of period	3,033,088
Total fee surplus	**11,062,380**
Distribution of a dividend of CHF 10 on 607,886 registered shares at a nominal value of CHF 50 each	–6,078,860
Dividend CHF 10 per share on 14,275 shares reserved for the options which may be exercised before the shareholder meeting and on 2,864 shares held as treasury shares for trading purposes as of 31.12.2003	–171,390
Balance to carry forward	**4,812,130**

7. Contingencies

Total of guarantees for credit facilities granted to a Group company amounted to CHF 13,200,000.

Report of the Statutory Auditors

To the General Meeting of the shareholders of Saia-Burgess Electronics Holding AG, Murten

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes, pages 82 to 85) of Saia-Burgess Electronics Holding AG for the year ended December 31, 2003. The prior year corresponding figures were audited by other auditors.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Felix Roth Oliver Kuntze

Bern, March 9, 2004

Saia-Burgess Addresses

Holding

CH **Saia-Burgess Electronics Holding AG**
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

Saia-Burgess Group

CH **Saia-Burgess Murten AG**
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

Saia-Burgess Controls AG
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

Saia-Burgess Cetronic AG
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 673 74 84
F +41 26 673 74 85

UK **Saia-Burgess Gateshead Ltd.**
Dukesway
Team Valley Trading Estate
Gateshead
Tyne & Wear NE11 0UB
United Kingdom
T +44 191 401 61 00
F +44 191 401 63 23

Saia-Burgess Gateshead Ltd.
UK Automotive Technical Centre
Unit 1
Bermuda Park Innovation Centre
St. Davids Way
Nuneaton
Warwickshire CV10 7SD
United Kingdom
T +44 2476 322 844
F +44 2476 322 845

D **Saia-Burgess Oldenburg GmbH & Co. KG**
Am Kreyenhof 10–12
D-26127 Oldenburg
T +49 441 3403 0
F +49 441 372 49

Saia-Burgess Dreieich GmbH & Co. KG
(Zweigniederlassung
der Saia-Burgess Oldenburg
GmbH & Co. KG)
Otto-Hahn-Strasse 31–33
D-63303 Dreieich
T +49 6103 8906-0
F +49 6103 8906-65/-66

Saia-Burgess
Automotive Tech Centre
Deutschland
Otto-Hahn-Strasse 31–33
D-63303 Dreieich
T +49 6103 890 670
F +49 6103 890 665

D **Saia-Burgess Dresden GmbH**
Wilhelm-Liebknecht-Strasse 6
D-01257 Dresden
T +49 351 207 860
F +49 351 207 863 61

Saia-Burgess Halver GmbH & Co. KG
Weissenpferd 9
D-58553 Halver
T +49 2353 911 0
F +49 2353 911 189

F **Saia-Burgess Paris Sarl**
10, bld Louise Michel
F-92230 Gennevilliers
T +33 1 46 88 07 70
F +33 1 46 88 07 99

I **Saia-Burgess Milano Srl.**
Via Cadamosto 3
I-20094 Corsico, Milano
T +39 02 4869 21
F +39 02 4860 0692

A **Saia-Burgess Österreich GmbH**
Linzer Bundesstrasse 101
A-5023 Salzburg
T +43 662 88 4910
F +43 662 88 4910 11

NL/B **Saia-Burgess Benelux B.V.**
Hanzeweg 12 C
NL-2803 MC Gouda
T +31 182 54 31 54
F +31 182 54 31 51

Branch Office:
Saia-Burgess Benelux
Mechelsesteenweg 277
B-1800 Vilvoorde
T +32 2 456 06 20
F +32 2 460 50 44

H **Saia-Burgess Controls Kft**
Puskás Tivadar u. 12
H-2040 Budaörs
T +36 23 50 11 70
F +36 23 50 11 80

Saia-Burgess Ózd Kft
Bolyki T. u. 44
H-3600 Ózd
T +36 48 570 300
F +36 48 471 815

Saia-Burgess Hatvan Kft
Szepes Béla út 7
H-3000 Hatvan
T +36 37 544 100
F +36 37 544 111

TN **Saia-Burgess Monastir C.S.**
Zone Industrielle
Route de Khniss
Boîte postale 47
TN-5000 Monastir
T +216 73530 733
F +216 73530 196

USA **Saia-Burgess Inc.**
801 Scholz Drive
P. O. Box 427
Vandalia, Ohio 45377
USA
T +1 937 898 3621
F +1 937 898 8624

Automotive Tech Centre:
Saia-Burgess Inc.
627 East Maple, Suite 100
Troy, MI 48083
USA
T +1 248 524 2701
F +1 248 524 2702

Saia-Burgess USA Inc.
616 Atrium Drive
Vernon Hills, IL 60061
USA
T +1 847 549 9630
F +1 847 549 9625

CDN **Saia-Burgess Canada Co. Inc.**
70 Ironside Crescent
Unit 7
Scarborough
Ontario M1X 1G4
Canada
T +1 416 299 08 52
F +1 416 299 67 56

CN **Saia-Burgess (HK) Ltd.**
Rooms 2303-4,
Cheung Tat Centre
18 Cheung Lee Street
Chaiwan
Hong Kong
T +852 2556 3772
F +852 2976 0871

Saia-Burgess Guangzhou Ltd.
4th Floor
Dongjiang River Ave. West 9
GETDD Guangzhou
P.R. China 510730
T +86 20 822 122 26
F +86 20 822 120 21

saia-burgess

Smart solutions for comfort and safety

Saia-Burgess Electronics Holding AG

Bahnhofstrasse 18 | CH-3280 Murten | Switzerland

T +41 26 672 71 11 | F +41 26 672 73 33 | www.saia-burgess.com

Contact for shareholders, media and analysts:

Valeria Poretti-Rezzonico

Head of Corporate Communications and Investor Relations

T +41 26 672 72 04

v.poretti@saia-burgess.com

Saia-Burgess
From its Origins to the Future

The development of the Saia-Burgess Group and, in particular, of its products is closely tied to the development of research, technology and industry. With a timeline extending from 1920 to the present day, milestones in the company history of Saia-Burgess are shown above and some quantum leaps in research and technology appear below.

1920
SAIA AG founded in Berne (CH) for the production of electromechanical timing devices

1935
Burgess Products Ltd. founded in Hinckley (UK) to manufacture the first microswitches in Europe

1936
Takeover of SAIA by Landis & Gyr

1950
SAIA AG moved from Berne to Murten (CH)

1952
Burgess switch production transferred to Gateshead (UK)

1953
First production of miniature synchronous motors by SAIA AG

1957
Burgess GmbH founded in Oldenburg (D) for the production of microswitches

1969
The first electro-mechanical timers are launched on the market by SAIA AG

Burgess

1920 | 1930 | 1940 | 1950 | 1960

1924
Ford produces its 10 millionth car



1927
First television transmission in the USA

1929
World economic crisis, stock market crash in New York

1931
Building of the Empire State Building (381 m)

1936
First helicopter built

1939
World's first jet plane

1939
Outbreak of Second World War

1942
First controlled atomic explosion in the USA

1946
Volume production of VW beetle starts

1948
Invention of the transistor

1945
End of Second World War, 52 nations sign the charter of the United Nations

1951
First fully automatic washing machine

1955
First Polaroid instant camera on market

1958
Development of integrated switching circuit

1959
Fidel Castro takes power in Cuba

1961
First man in space (Yuri Gagarin, USSR)

1967
First heart trans-plant by Christiaan Barnard

1969
First man on the moon (Neil Armstrong, USA)

1965
Start of the Cultural Revolution in China

1979
SAIA AG launched the first programmable logic controller




1970

1987
Burgess Micro Switch Company Ltd takes over SAIA AG

1988
The Burgess Group is taken over by Pilgrim House PLC. In the same year, Pilgrim House is in turn integrated into Williams PLC

1989
Comprehensive reorganisation and set-up of SAIA-Burgess with the three business areas Switches, Motors and Electronic Controllers. Murten (CH) becomes operational headquarters of Group

1980

1992
Factory opens in Dresden (D) for motor production

1996
Management buy-out, in which the management joins international investors to take over SAIA-Burgess Electronics Group from Williams PLC

1998
SAIA-Burgess Electronics Holding AG goes public on the Swiss stock exchange

1998
Foundation of a production company in Hungary

1999
Acquisition of Bär Electrowerke GmbH, Halver (D)

SAIA-Burgess Electronics

1990

2000/2001
Introduction of market oriented organisation and of the new Group's appearance

Acquisitions:
- LTD, Velbert (D)
- Ledex & Dormeyer Group (USA)

Participation in the start-up company MiCS, Corcelles (CH)

2002
Acquisition of the product range of TH-Contact, Reinach (CH)

saia-burgess
Smart solutions for comfort and safety

2000

2003
Acquisition of Cetronic, Kirchberg (CH)

Foundation of Saia-Burgess Guangzhou Ltd. (China)

Takeover of 49% of IP-Trading, Vienna (A), with subsidiary in Moscow for direct operations in the Russian market

Acquisition of the activities of Otehall Switches and Tooling (UK)

2003

1971
Microprocessors come on the market

1976
First supersonic jet in scheduled services (Concorde)

1973
World oil crisis

1980
TGV high-speed train in operation

1980
First airbag built into volume production cars

1981
IBM presents PC



1984
First catalytic converters built into standard production cars

1987
First mobile telephone weighing under 1 kg

1989
Fall of Berlin Wall and subsequent reunification of Germany

1992
At CERN in Geneva the www (world wide web) as the gateway to the Internet opens the way to the multimedia age



1997
Dolly the sheep, first cloned living creature



1991
Warsaw Pact dissolved

2000
Telecommunication, television and computer technologies grow together

2001
International Space Station ISS starts work



2002
Expo.02 in Murten, Biel, Neuchâtel and Yverdon

2001
September 11, terror attacks in the USA

2003
After 27 years of service on the North Atlantic route, Concorde flights to North America are halted



The millennium summer takes its toll on people, animals, and agriculture through flooding and permafrost



2003
The world in the grip of the deadly virus SARS

Saia-Burgess Glossary

A

Actuator
Generic term for drive technologies.

B

Business unit
Production location with competence centre and administration.

Bus system
Communication via a data line.

C

Competence centre
Responsible for a specific product and its applications; defines the market, price and product strategies.

Coating
The process during plastics manufacture whereby the surface of metal components is coated with a plastic.

CPU
Central Processing Unit.

D

DC motor
Direct-current motor with continuous rotational movement (as opposed to the individual steps of stepper motors). For motion-control applications greater expenditure on electronic control is required than with a stepper motor.

DDC
Direct Digital Control (specific control device for applications in building automation).

Dedicated controller
Controller developed for a specific application/industry.

Drive
Motor with a gear transmission.

E

EBITA
Earnings before interest, tax and amortisation.

EBC (EKT)
Electronics bearing component.

ERP
Enterprise Resource Planning.

Ethernet
Only electrical standard valid worldwide for the connection of digital devices via a cable within a property.

F

Firmware
Software for the definition of the basic functions and features of a microcomputer system.

I

ISO 9000
Quality management system. Standard of the International Standards Organisation (ISO).

ISO 14000
Environmental management system. Standard of the International Standards Organisation (ISO).

IT
Information technology.

L

Lead-frame
Metal tracks carrying power/current. The lead-frame can, but does not have to be, coated.

M

Moulding/casting
Insulation using plastics may be used on electrical contacts (reduces moisture ingress to the contacts and risk of short circuit).

N

NAFTA
North American Free Trade Agreement.

O

OEM
Original Equipment Manufacturer (that integrates Saia-Burgess products within their own products).

P

PCD
Process Control Device (the Saia-Burgess term for a programmable logic controller).

PLC
Programmable logic controller.

PPM
Parts per million (number of faulty parts relative to one million parts delivered).

Profibus
Dominant electrical standard for the connection of digital devices in industrial automation.

Q

QS 9000/VDA 6.12
(new: ISO/TS 16949)
Specific quality standard of the automotive industry.

R

Remote I/O
Electronic interface unit that registers signals and forwards them to the controller via a data line.

ROCE
Return on Capital Employed.

ROE
Return on Equity.

S

Sensor
Detects light, pressure, temperature, etc.

Solenoid
An electromagnet that converts a strong mechanical force into linear or rotational movement.

Stepper motor
Motor that can execute rotational movements in precise single steps, especially suitable for motion control applications.

Subsystem
Customer-specific solution consisting of a number of different mechanical, electrical and electronic components.

T

Time-delay relay
Control device with relay output that permits a time delay.

Transplant
Existing European customers who have transferred production to North America are supplied from Saia-Burgess in Europe.

saia-burgess
Smart solutions for comfort and safety

Letter to Shareholders

Murten, March 23, 2004

Success in a difficult environment

Dear Shareholder,

We are pleased to enclose our **2003 Annual Report**. By comparison with the previous year, we managed to increase sales by 4.6 percent to CHF 490.2 million (2002: CHF 468.9 million), or by 6.7 percent to CHF 500.0 million after currency adjustments. Sales growth after currency adjustments comprised 4.5 percent internal and 2.2 percent acquisition-based (TH-Contact, Cetronic and Otehall).

EBITA (Earnings before interest, tax and amortisation) fell by 9.1 percent to CHF 38.6 million (CHF 42.5 million) with an EBITA margin at 7.9 percent (9.1 percent). Reasons for the decreased EBITA of 9.1 percent are negative currency effects amounting to CHF 2.9 million mainly due to USD and GBP rate movement, as well as initial costs of around CHF 1.7 million on production start-ups for various new projects. As a result of these charges, net income was 9.3 percent lower than last year at CHF 20.8 million (CHF 22.9 million).

Patchy market development compensated

The significant increase in our sales compared with the previous year is the result of our risk distribution strategy. Across the markets and geographical regions where we operate, it was possible to offset patchy development reflected in figures for the three Divisions. The success of all three Divisions essentially depends on their ability to develop new, forward-looking, innovative products and solutions that match the needs of their customers.

The Automotive Division benefited despite a slight decline in vehicle production both from further growth in the comfort- and safety-related fields of air-conditioning equipment and headlight adjustment. Sales compared with the previous year increased by internal growth alone by 8.3 percent to CHF 252.5 million (CHF 233.2 million). EBITA at CHF 19.8 million is around the previous year's level (CHF 20.0 million), influenced by negative currency effects, the initial costs of various project start-ups and an environment of price competition.

40-11 40 000 04.01

T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

The Industry Division, with its main geographical presence in Europe and North America, almost held sales to the previous year's level with CHF 191.8 million (CHF 193.1 million). Compared with the previous year, EBITA declined by 11.5 percent to CHF 14.1 million (CHF 15.9 million). The reasons for the decline in EBITA are to be found in negative currency movement, the build-up of the factory in China and the difficult economic situation. The complementary acquisitions of TH-Contact, Cetronic and Otehall, which became effective in 2003, contributed CHF 10.2 million to divisional sales. In Europe, sales increased slightly after acquisition adjustments but, in the American capital goods market, the Division was still confronted with a difficult economic environment. The positive development in fourth quarter sales for 2003 is a sign of recovery in the market.

The Controls Division, which mainly trades in Europe, successfully withstood the sluggish market climate that continues to prevail in the capital goods market and a weak construction sector. The Division increased sales over the previous year by 7.8 percent to CHF 45.9 million (CHF 42.6 million) and increased EBITA by 54.1 percent to CHF 4.1 million (CHF 2.6 million). This positive result is due to the introduction in previous years of a process to develop new, innovative products, and to the successful activities of a Europe-wide network of more than 400 Saia PCD system integrators.

Expansion of the product range

In December 2003 we took over the assets of Otehall Switches Ltd. and Otehall Tooling Ltd. in Great Britain. Annual sales totalled approx. GBP 2.4 million (approx. CHF 5.4 million). The diversity of Otehall's switch programme, in particular in the sub-miniature and miniature switch range as well as in joysticks based on micro-switch and potentiometer technology, ideally complements the product range offered by the Industry Division.

Unchanged dividend

The Board of Directors will propose to the Annual General Meeting on May 6, 2004 an unchanged dividend of CHF 10.- per registered share. This puts the payout ratio at 29.2 percent (26.5 percent).

2004: positive development expected

We invest at least 10 percent of annual sales in tangible fixed assets and in research and development to safeguard our future success. In 2003 the emphasis was on expansion of geographical presence (Russia, China), complementing Saia-Burgess' range of products and technologies (TH-Contact, Cetronic, Otehall), expanding production capacity (Hatvan, Murten, Guangzhou) and distribution channels (distributors, system integrators) as well as launching new products (cornering lights and door locking systems). From 2004, these projects will have a positive effect on sales and income.

T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Furthermore, the positive development in fourth quarter sales and the pleasing order intake are signs of a market recovery. In the absence of further significant exchange rate movements, we forecast total sales in excess of CHF 530 million and an improvement in profitability.

We kindly invite you to visit our home page under www.saia-burgess.com where you will find updated information about our Group.

We thank you very much for your confidence in Saia-Burgess.

Yours faithfully,

A. Ocskay

Andreas Z. Ocskay
Chairman of the Board of Directors

Daniel Hirschi
Chief Executive Officer and
Delegate of the Board of Directors

Agenda

20.04.04	Report on 1st quarter 2004
06.05.04	Annual General Meeting in Murten
03.08.04	2004 Interim Report
19.10.04	Report on 3rd quarter 2004

Bahnhofstrasse 8 | CH 3280 Murten | Switzerland

saia-burgess
Smart solutions for comfort and safety

Press Release
Murten, March 23, 2004

Saia-Burgess finished 2003 on a successful note

Sales increased by 4.6 percent, EBITA margin at 7.9 percent,
equity ratio at 40.8 percent

By comparison with the previous year, the Saia-Burgess Group increased sales in 2003 by 4.6 percent to CHF 490.2 million (2002: CHF 468.9 million). After currency adjustments, sales grew by 6.7 percent to CHF 500.0 million. EBITA fell by 9.1 percent to CHF 38.6 million (CHF 42.5 million) with an EBITA margin at 7.9 percent (9.1 percent). An unchanged dividend of CHF 10.- will be proposed to the Annual General Meeting. Following the positive development in fourth quarter sales for 2003 as well as a pleasing order intake, and with no further significant exchange rate movements, Saia-Burgess is confident of achieving sales in excess of CHF 530 million and to improve profitability.

Exchange rate movements affect the result

Sales growth after currency adjustments comprised 4.5 percent internal and 2.2 percent acquisition-based (TH-Contact, Cetronic and Otehall). Reasons for the decreased EBITA (earnings before interest, tax and amortisation) of 9.1 percent are negative currency effects amounting to CHF 2.9 million mainly due to USD and GBP rate movement, as well as initial costs of around CHF 1.7 million on production start-ups for various new projects. As a result of these charges, net income was 9.3 percent lower than last year at CHF 20.8 million (CHF 22.9 million). Equity ratio improved in 2003 to 40.8 percent (37.1 percent). Earnings per share reached CHF 34.22 (CHF 37.71) and equity per share CHF 260.72 (CHF 228.18).
The Board or Directors will propose to the Annual General Meeting on May 6, 2004 an unchanged dividend of CHF 10.- per registered share. This puts the payout ratio at 29.2 percent (26.5 percent).

Patchy market development compensated

The significant increase in Saia-Burgess Group sales compared with the previous year is the result of its risk distribution strategy. Daniel Hirschi, the CEO, states: "Across the markets and geographical regions where we operate, it was possible to offset



patchy development reflected in figures for the three Divisions. The success of all three Divisions essentially depends on their ability to develop new, forward-looking, innovative products and solutions that match the needs of their customers."

The Automotive Division benefited despite a slight decline in vehicle production both from further growth in the comfort- and safety-related fields of air-conditioning equipment and headlight adjustment. Sales compared with the previous year increased by internal growth alone by 8.3 percent to CHF 252.5 million (CHF 233.2 million). EBITA at CHF 19.8 million is around the previous year's level (CHF 20.0 million), influenced by negative currency effects, the initial costs of various project start-ups and an environment of price competition.

The Industry Division, with its main geographical presence in Europe and North America, almost held sales to the previous year's level with CHF 191.8 million (CHF 193.1 million). Compared with the previous year, EBITA declined by 11.5 percent to CHF 14.1 million (CHF 15.9 million). The reasons for the decline in EBITA are to be found in negative currency movement, the build-up of the factory in China and the difficult economic situation. The complementary acquisitions of TH-Contact, Cetronic and Otehall, which became effective in 2003, contributed CHF 10.2 million to divisional sales. In Europe, sales increased slightly after acquisition adjustments but, in the American capital goods market, the Division was still confronted with a difficult economic environment. The positive development in fourth quarter sales for 2003 is a sign of recovery in the market.

The Controls Division, which mainly trades in Europe, successfully withstood the sluggish market climate that continues to prevail in the capital goods market and a weak construction sector. The Division increased sales over the previous year by 7.8 percent to CHF 45.9 million (CHF 42.6 million) and increased EBITA by 54.1 percent to CHF 4.1 million (CHF 2.6 million). This positive result is due to the introduction in previous years of a process to develop new, innovative products, and to the successful activities of a Europe-wide network of more than 400 Saia PCD system integrators.

2004: positive development expected

Saia-Burgess invests at least 10 percent of annual sales in tangible fixed assets and in research and development to safeguard its future success. In 2003 the emphasis was on expansion of geographical presence (Russia, China), complementing Saia-Burgess' range of products and technologies (TH-Contact, Cetronic, Otehall), expanding production capacity (Hatvan, Murten, Guangzhou) and distribution channels (distributors, system integrators) as well as launching new products (cornering lights and door locking systems). From 2004, these projects will have a positive effect on sales and income. Furthermore, the positive development in fourth quarter sales and the pleasing order intake are signs of a market recovery. In the absence of further significant exchange rate movements, Saia-Burgess forecasts total sales in excess of CHF 530 million and an improvement in profitability.

Further information

Contact person for shareholders, media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications and Investor Relations
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess with its products – switches, sensors, motors, solenoids, electronic controllers and subsystems – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing work is carried out through its own extensive network of production facilities in Europe, North America, Africa and Asia.
In 2003 Saia-Burgess achieved sales of CHF 490.2 Mio with more than 3'000 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are quoted on the SWX Swiss Exchange since 1998.

Agenda

20.04.04	Report on 1st quarter 2004
06.05.04	Annual General Meeting in Murten
03.08.04	2004 Interim Report
19.10.04	Report on 3rd quarter 2004

Key figures

CHF million	2003	2002	+/- (%)
Sales	**490.2**	**468.9**	**+4.6**
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**62.0**	**66.2**	**-6.4**
as % of sales	12.6	14.1	
Earnings before interest, tax and amortisation (EBITA)	**38.6**	**42.5**	**-9.1**
as % of sales	7.9	9.1	
Earnings before interest and tax (EBIT)	**32.9**	**37.5**	**-12.3**
as % of sales	6.7	8.0	
Net income	**20.8**	**22.9**	**-9.3**
as % of sales	4.2	4.9	
Balance sheet total 31.12.	**389.9**	**376.1**	
Shareholders' equity 31.12.	**159.2**	**139.4**	
Equity ratio, in %	40.8	37.1	
Average number of employees	**3'009**	**2'841**	**+5.9**
Number of registered shares at 31.12. (CHF 50 face value)	**610'750**	**610'750**	
Earnings per share in CHF	34.22	37.71	
Diluted earnings per share in CHF	34.13	37.68	
Equity per share in CHF	260.72	228.18	
Dividend per share in CHF	10.00[1]	10.00	
Payout ratio in %	29.2	26.5	

[1] Proposal to Annual General Meeting on 06.05.04